03032087

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Industrial Saltillo S.A. de C.V.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5019 FISCAL YEAR 12-31-02

• *Complete for initial submissions only* •• *Please note name and address changes*

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OICF/BY: dlw
DAT : 9/17/03

82-5019

ARS
12-31-02

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)
(Translation from Spanish Language Original)

Apdo. Postal 904
C.P. 66250 Col. del Valle, N.L.

Oficinas en el Parque Torre II
Blvd. Díaz Ordaz 140 Pte.
Pisos 16 y 17 Col. Sta. María
C.P. 64650 Monterrey, N.L.

Tels. +(81) 11 22 18 18
Fax: +(81) 13 33 05 32
e-mail: kpmgmail@kpmg.com.mx

Independent Auditors' Report

(Translation from Spanish Language Original)

To the Board of Directors and Stockholders of
Grupo Industrial Saltillo, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements, changes in stockholders' equity and changes in financial position, for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of a subsidiary whose assets represent 2% of the consolidated total in 2002 were audited by other auditors, whose report was submitted to us, and our opinion regarding the amounts included with respect to this subsidiary is based exclusively on the report of such auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with accounting principles generally accepted in Mexico. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

KPMG Cárdenas Dosal, S.C.

Rafael Gómez Eng

Saltillo, Coahuila, Mexico
January 24, 2003

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

ASSETS	2002	2001
CURRENT:		
Cash and equivalents (includes $1,140,162 and $859,900 from temporary investments in 2002 and 2001, respectively)	$ 1,319,051	$ 932,778
Trades receivable (note 5)	1,268,482	1,280,553
Other accounts receivable (note 6)	221,056	104,038
Inventories (note 7)	638,679	651,016
Prepaid expenses	29,072	12,918
Total current assets	3,476,340	2,981,303
INVESTMENT IN ASSOCIATED COMPANY (note 8)	52,386	-
PROPERTY, MACHINERY AND EQUIPMENT (note 9)	5,226,020	4,691,811
DEFERRED EMPLOYEES' PROFIT SHARING (note 16)	6,045	-
OTHER ASSETS (note 10)	742,325	742,237
Total assets	$ 9,503,116	$ 8,415,351

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES		2002		2001
CURRENT:				
Bank loans	$	36,048	$	19,711
Current portion of long-term debt (note 11)		74,330		246,004
Derivative financial instruments (note 3)		47,643		-
Trades payable		483,820		366,044
Other accounts payable		483,858		331,498
Income tax (note 16)		108,987		138,270
Employee's profit sharing (note 16)		17,187		17,860
Total current liabilities		1,251,873		1,119,387
LONG TERM:				
Bank loans (note 11)		2,518,182		1,774,227
Long-term sundry creditors (note 12)		198,797		135,254
Deferred income tax (note 16)		484,065		602,154
Deferred employees' profit sharing (note 16)		-		4,723
Other long term liabilities		13,046		9,375
Total long term liabilities		3,214,090		2,525,733
Total liabilities		4,465,963		3,645,120
Negative Goodwill, net (note 2b)		59,453		-
STOCKHOLDERS' EQUITY (note 14)				
Majority capital:				
Contributed capital		2,127,819		2,101,429
Earned surplus		2,533,790		2,472,050
Total		4,661,609		4,573,479
Minority interest		316,091		196,752
Total stockholders' equity		4,977,700		4,770,231
Total liabilities and stockholders' equity	$	9,503,116	$	8,415,351

Isidro López del Bosque
Chairman

2

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Income Statements

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

	2002	2001
Net sales	$ 7,041,536	$ 7,131,298
Cost of sales	5,033,710	5,148,959
Operating expenses	1,126,921	1,008,297
Operating income	880,905	974,042
Comprehensive financing result:		
Interest income	(74,574)	(76,906)
Interest expense	129,729	192,422
Foreign exchange fluctuation	349,180	(88,322)
Derivative financial instruments (note 3)	47,643	-
Monetary position result	(57,191)	(23,856)
Comprehensive financing result, net	394,787	3,338
Other expenses, net (note 15)	97,264	194,159
Income before taxes, employees' profit sharing, equity in the results of operations and minority interest	388,854	776,545
Income tax (note 16)	149,778	265,018
Employee's profit sharing (note 16)	6,246	25,645
	156,024	290,663
Income before equity in the results of operations and minority interest	232,830	485,882
Equity in the results of operations	5,021	-
Consolidated net income	227,809	485,882
Minority interest	8,035	27,663
Net income of majority interest	$ 219,774	$ 458,219
Earning per share of majority interest (pesos) (note 18)	$ 0.78	$ 1.62

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

	Contributed Capital			Earned Surplus						
	Common stock	Additional paid-in capital	Gain on resale of own shares	Allowance for acquisition of own shares	Retained earnings	Accumulated effect of holding non-monetary assets	Cumulative deferred income tax effect	Majority interest	Minority interest	Total stockholders' equity
BALANCES AS OF DECEMBER 31, 2000	$ 1,820,263	$ 117,188	$ 207,175	$ 105,903	$ 7,237,212	$ (4,528,195)	$ (673,480)	$ 4,286,066	$ 130,095	$ 4,416,161
Acquisition of own shares (note 14)	(447)		(42,750)	42,444				(753)		(753)
Minority common stock increase									51,456	51,456
Comprehensive result					458,219	(170,053)		288,166	15,201	303,367
BALANCES AS OF DECEMBER 31, 2001	1,819,816	117,188	164,425	148,347	7,695,431	(4,698,248)	(673,480)	4,573,479	196,752	4,770,231
Dividends paid (note 14)					(321,294)			(321,294)		(321,294)
Acquisition of own shares (note 14)	6,175		20,215	(19,981)				6,409		6,409
Minority common stock increase									99,184	99,184
Comprehensive result					219,774	183,241		403,015	20,155	423,170
BALANCES AS OF DECEMBER 31, 2002	$ 1,825,991	$ 117,188	$ 184,640	$ 128,366	$ 7,593,911	$ (4,515,007)	$ (673,480)	$ 4,661,609	$ 316,091	$ 4,977,700

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

		2002		2001
Operating activities:				
Consolidated net income	$	227,809	$	485,882
Plus charges (less credits) that do not require the use of resources:				
Depreciation and amortization		497,636		510,017
Impairment of non-productive assets		71,427		163,958
Deferred income tax and employee's profit sharing		15,811		(103,689)
Derivative financial instruments valuation		47,643		-
Equity in results of operations		(5,021)		-
Loss on sale of subsidiary		5,356		-
Other items		(1,817)		(363)
Resources generated by the operation		858,844		1,055,805
Working capital:				
Trades receivable		(26,355)		(153,895)
Other accounts receivable and prepaid expenses		(133,172)		349,954
Inventories		(24,423)		99,505
Trades payable		148,452		(119,023)
Other accounts payable		82,510		(160,720)
Income tax and employee's profit sharing		(29,956)		83,395
Other items		-		(8,771)
Net resources generated by operating activities		875,900		1,146,250
Financing activities:				
Dividends paid		(321,294)		-
Bank loans		16,337		(587,288)
Current portion of short-term debt		(171,674)		22,713
Long-term bank loans		743,955		438,832
Long-term sundry creditors and other items		67,829		29,613
Minority interest		99,184		51,456
Capital increase		6,175		53,411
Resources generated by financing activities		440,512		8,737
Investing activities:				
Acquisition of property, machinery and equipment		(875,923)		(631,392)
Investment in shares of non-consolidated subsidiary		-		207,603
Acquisition and sale of subsidiaries, net		42,344		-
Acquisition of own shares		234		(305)
Other assets		(96,794)		(216,109)
Resources used in investing activities		(930,139)		(640,203)
Increase in cash and equivalents		386,273		514,784
Balance at beginning of the year		932,778		417,994
Balance at end of the year	$	1,319,051		932,778

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

(1) Business Activity

Grupo Industrial Saltillo, S. A. de C. V. (GISSA and/or the Company) is a Mexican controlling company which is involved in three business sectors through subsidiary companies: (i) Metal mechanic, engaged mainly in manufacturing and selling foundry gray iron and aluminum melting products for the automotive industry; (ii) Building Products, engaged mainly in manufacturing and trading of ceramic tile, water heaters and bathroom fixtures; (iii) Home Products, engaged in manufacturing and trading enamel on steel kitchen items and ceramic tableware for home and institutional use.

(2) Summary of Significant Accounting Policies

The accounting policies and practices followed by the company in the preparation of the financial statements are described below:

a) Presentation and disclosure bases

The accompanying consolidated financial statements are prepared according to the accounting principles generally accepted in Mexico (MEXGAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in pesos of constant purchasing power of the most recent consolidated balance sheet presented.

The most significant National Consumer Price Indexes (NCPI) used for effects of recognizing inflation were:

	NCPI	Inflation %
December 31, 2002	102.9040	5.70%
December 31, 2001	97.3540	4.40%
December 31, 2000	93.2480	8.96%

For disclosure purposes in the notes to the financial statements, pesos or "$" it means Mexican pesos, and when referring to dollars, it means United States dollars, except where otherwise indicated.

b) Consolidation bases

The consolidated financial statements include the assets, liabilities and results of GISSA and of those subsidiaries of which the Company owns over 50% of common stock and/or over which it has control. All the balances and operations between companies of the group have been eliminated in the consolidation.

The Company's main subsidiaries are the following:

	% sharing
Metal Mechanic	
Servicios de Producción Saltillo, S. A. de C. V. and Subsidiaries (5):	100%
Manufacturas Cifunsa, S. A. de C. V.	100%
Cifunsa Diesel, S. A. de C. V.	100%
Ditemsa Moldes de Plástico, S. A. de C. V.	100%
Castech, S. A. de C. V (1)	50%
Techmatec, S. A. de C. V.	100%
Industria Automotríz Cifunsa, S. A. de C. V.	100%
Cifunsa del Bajío, S. A. de C. V.	100%
Building Products	
Manufacturas Vitromex, S. A. de C. V. and Subsidiaries (2)(4):	100%
Manufacturas Vitromex, S. A. de C. V. (6)	100%
Grupo Calorex, S. de R. L. de C. V.	100%
Calentadores Cinsa, S. A. de C. V.	100%
Fluida, S. A. de C. V.	100%
Éxito, S. A. de C. V.	100%
Home Products	
Comesco, S. A. de C. V. and Subsidiaries (3):	100%
Cinsa, S. A. de C. V.	100%
Porcelanizados Enasa, S. A. de C. V	100%
Cerámica Santa Anita, S. A. de C. V.	100%
Esvimex, S. A. de C. V.	100%
Other subsidiaries	
Asesoría y Servicios, GIS, S. A. de C. V.	100%
Administradora Brycosa, S. A. de C. V.	100%
Gis Holding Co., Inc.	100%

(Continued)

(1) Grupo Industrial Saltillo has the control of this company.

(2) On February 19, 2002, the merger of Pistones Industriales S. A. de C. V., Ceramérica S.A. de C. V. and Cerámica San Luis S. A. de C. V. became effective with third parties. Manufacturas Vitromex, S. A. de C. V. subsisted after such merger. This merger was approved on November 2001 at a General Extraordinary Meeting.

(3) At the May 2002 General Extraordinary Meeting, the stockholders agreed to merge Islo S. A. de C. V. into Comesco S. A. de C. V., subsisting Comesco as a merging entity. This merger became effective on September 26, 2002.

(4) On June 6, 2002, became effective the merger between Corporación de Abastecimientos, S.A. de C.V. and Manufacturas Vitromex, S.A. de C.V. subsisting Manufacturas Vitromex, S.A. de C.V. as a merging entity. This merger was approved in January 2002 at a General Extraordinary Meeting.

(5) In August 2002, 51% of capital of the subsidiary that manufactures foundry tools, Ditemsa S.A. de C. V., was sold to an European company. The effect of this transaction generated a loss of approximately 5 million pesos.

(6) In September 2002, Manufacturas Vitromex, S.A. de C. V. acquired Dekor Internacional, S.A. de C. V., assuming control thereof. This operation generated a Negative Goodwill of $59,453, net.

A condensed presentation of the main accounts of this company is shown below:

Current assets	$	6,029
Other assets		129,756
Total assets	$	135,785
Short-term liabilities	$	69,850
Stockholders' equity		65,935
Total liabilities and stockholders' equity	$	135,785

(Continued)

c) Conversion of financial statements of foreign subsidiary companies

The consolidated foreign subsidiary financial statements are converted into Mexican pesos according to Bulletin B-15, "Foreign Currency Transactions and Translation of Foreign Currency Financial Statements", issued by the Mexican Institute of Public Accountans.

The foreign operating assets and liabilities are converted at the exchange rate of the balance sheet date. The income statement items are converted at the weighted-average exchange rate of the reported period. The resulting differences are carried to results as part of the Comprehensive Financing Result.

d) Cash and equivalents

They are represented by cash in checking accounts and highly liquid instruments with maturities of three months or less. Increases and decreases generated by investments are carried to results of the year and included as part of CFR.

e) Inventories and cost of sales

Inventories are presented in the balance sheet at the lower of replacement cost and market value. The replacement cost is determined by the costs of the latest productions (finished products and in process) and by the cost of the latest purchase (raw material and other materials).

The cost of sales is expressed at replacement cost as of the date of the sales and updated to pesos at the end of the period.

f) Property, machinery and equipment

Domestic property, machinery and equipment are updated under the method of adjustment from general price level changes, using the NCPI published by the Banco de Mexico. Foreign machinery and equipment is updated using the inflation of the country of origin, which is then converted to Mexican pesos by using the market exchange rate as the date of the appraisal. Depreciation of property, machinery and equipment is calculated under the straight-line method, based on the useful lives of the assets. The average annual depreciation rates of the main groups of assets are as follows:

	Rates
Buildings	5%
Machinery and equipment	8%

g) Investment in shares of associated company

The investment in shares of the associated company where the Company owns 49% of common stock is valued under the equity method.

h) Other assets

Other assets include goodwill and are amortize over a period of 20 years. The pre-operating costs for the implementation and development of the EV-6 aluminum motor project are amortized under the straight-line method over a period of 7 years, after the plant's start-up operations. They also include development and implementation costs of a new resource-planning system, which is amortized with the straight line in a period of 7 years.

Other assets are presented at adjusted value using the NCPI net of the corresponding amortization.

i) Negative Goodwill

Negative Goodwill represents the excess book value of the shares over the purchase price of the subsidiary acquisition. It is amortized under the straight-line method over a period of 5 years.

j) Seniority premium and pension plan

According to the Federal Labor Law, there are obligations regarding severance pay and seniority premium, payable to employees who cease to render their services under certain circumstances.

The policy adopted is the following:

- Severance payments are charged to the results of the year in which they are made.
- An allowance is recorded for seniority premiums.

In addition, the Company has a pension and retirement plan established for its non-unionized personnel, in favor of which it has set up an irrevocable trust fund.

The cost and allowance of the seniority premium and the pension plan was determined based on calculations prepared by independent actuaries.

(Continued)

k) Income Tax (IT), Business Assets Tax (BAT) and Employee's Profit Sharing (EPS)

The IT is accounted for under the asset and liability method wich compares the book a tax values. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred EPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

l) Restatement of common stock and other stockholders' equity accounts

Common stock, allowance for the acquisition of own shares, paid-in capital, premium on reallocation of own shares and retained earnings have been adjusted by using NCPI factors from the dates the amounts were contributed or generated, until end of year. The amounts thus obtained represents the reserve required to maintain the values of the stockholders' investments constant and are presented together with historical values.

m) Accumulated result of holding non-monetary assets

Represents the difference between the specific price-level of non-monetary assets and the values determined using NCPI factors, increased or reduced by the related deferred tax effects.

n) Comprehensive result

The comprehensive result represents the net income or loss of the period, plus the effect in such period of those items reported directly in stockholders' equity, not constituting capital contributions, reductions or distributions.

o) Cumulative deferred income tax effect

The represents the effect of recognizing the cumulative deferred taxes as of the date the related Bulletin was adopted.

p) Comprehensive financing result (CFR)

The CFR includes interest income and expense, foreign exchange gains and losses, valuation effects of derivative financial instruments and monetary position gains and losses.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of month by inflation factors, including deferred taxes, through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

q) Revenue recognition

Revenue from the sale of goods is recognized upon delivery of the products to the customers. The Company provides for sales commissions, returns and discounts at the time the related revenue is recognized. These provisions are included in selling expenses or deducted from sales, as applicable.

r) Business and credit concentrations

Of the Company's consolidated total income corresponding to 2002 and 2001, 22% and 26% respectively were concentrated mainly on 2 customers of the metal-mechanic division. The Company provides for necessary allowances for doubtful accounts based on analyses and estimates made by management.

s) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

t) Impairment of property, plant and equipment and other non-current assets

The Company evaluates periodically the adjusted values of property, plant and equipment and other non-current assets, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future revenues expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

(Continued)

u) Financial instruments

To reduce the risks resulting from changes in prices of commodities, such as Natural Gas and Copper, based on the demand and supply of the main international markets, the Company uses hedging contracts Commodity SWAPS. Changes in the fair value of derivative financial instruments and those established as fixed in these contracts are recognized on an accrued basis as part of the CFR. The fair value of the instrument in liabilities or assets, as applicable, is recognized. At closing of each month, the fair value is adjusted and therefore the value of liabilities or assets. These adjustments have a balancing item in the derivative financial instrument account, which is part of the CFR.

The estimated fair value represents the amount for which a financial asset can be exchanged or a financial liability can be settled between interested and willing parties, in a free trade transaction. When there is a reference market, the fair value corresponds to the value determined by such market, or else, it can be determined by using the net present value of projected flows or the valuation through certain mathematical models.

The Company uses derivative financial instruments exclusively for hedging purposes, studying the historical volumes, future needs or commitments acquired, avoiding their use for speculation purposes. The Company has an investment and risk committee that continually analyzes the Company's risk regarding price, credit and liquidity.

v) Use of estimates

The preparation of consolidated financial statements in conformity with MEXGAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

w) Reclassifications

The consolidated financial statements as of December 31, 2001 include certain reclassifications to conform their presentation to that of 2002.

(3) Derivative financial Instruments

a) Commodity SWAPS

Some of the GISSA subsidiaries engaged in manufacturing products, use indirect raw materials such as Natural Gas and Copper (Commodities), whose prices are based on the supply and demand parameters of the main international markets.

To reduce fluctuation risk in the international prices of Commodities, the Company and some of the subsidiaries selectively use "Commodity SWAPS" (SWAPS). To contract these instruments, the Company establishes notional volumes to be expended and sets a price for each raw material with the counterparty, which allows to hedge the risk of the increases and decreases in the price of the commodity for up to the theoretical volumes set in these contracts.

During 2002, one of the company's subsidiaries used copper SWAP agreements, which generated non-material realized losses. As of December 31, 2002, one of the subsidiaries has a SWAP agreement hedging 40 metric tons of Copper that expire on December 31, 2004. The assets and liabilities derived from this operation represent the right to collect or obligation to pay the cash flows from the prices set in these agreements for hedging the raw materials mentioned. As of December 31, 2002, there is a net asset position of little significance, representing the right to collection of the operations described above.

Furthermore, during 2002, another subsidiary used Natural Gas SWAP agreements, which generated realized earnings for $5,328 dollars. As of December 31, 2002, this subsidiary has signed contracts hedging 500,000 thousand BTU's of Natural Gas, with joint expiration on December 31, 2003. The assets and liabilities derived from this operation represent the right to collect or obligation to pay the cash flows from the changes in prices set in these agreements for hedging the raw materials mentioned. As of December 31, 2002, there is a net liability position of $4,553 dollars, representing the payment obligations of the operations described above.

(4) Foreign Currency Position and Exchange Rate

The equivalent in dollars of foreign currency assets and liabilities as of December 31, 2002 and 2001, is as follows:

	Dollars	
	2002	2001
Current assets	63,124	68,839
Less:		
Current liabilities	40,749	53,089
Long-term liabilities	259,675	197,602
Excess liabilities over assets in foreign currency	237,300	181,852

(Continued)

The U.S. dollar exchange rates as of December 31, 2002 and 2001 were $10.46 and $9.14, respectively. As of the auditors' report date, it was $ 10.77.

Furthermore, as of December 2002 and 2001, the Company and its subsidiaries had the following foreign currency non-monetary assets position, or assets whose replacement cost can be determined only in foreign currencies:

	Dollars	
	2002	2001
Inventories	22,252	21,640
Machinery and equipment	399,845	326,304
	422,097	347,944

The foreign currency transactions, excluding imports and exports of machinery and equipment, for the years ended December 31, 2002 and 2001 are summarized below:

	Dollars	
	2002	2001
Sales	253,078	268,741
Purchases	(93,301)	(86,525)
Technical assistance	(2,242)	(2,543)
Interests	(12,131)	(23,022)
Others	(4,849)	(10,478)
	140,555	146,173

Foreign currency sales include those made in Mexican territory in U.S. dollars payable in domestic currency at the exchange rate of the collection date and amount approximately in dollars to $119,200 in 2002 and to $165,770 in 2001.

A condensed and combined presentation of the balance sheets of the foreign subsidiaries as of December 31, 2002 and 2001 is shown below.

	Dollars	
	2002	2001
Current assets	17,514	20,043
Net fixed assets	423	484
Other assets	6,274	7,181
Total assets	24,211	27,708
Short-term liabilities	10,833	12,397
Stockholders' equity	13,378	15,311
Total liabilities and stockholders' equity	24,211	27,708

(Continued)

(5) Trades receivable

The trades receivable balance is decreased by the allowance for doubtful accounts of $37,221 in 2002 and $28,518 in 2001.

(6) Other Accounts Receivable

As of December 31, 2002 and 2001, other accounts receivable are integrated as follows:

	2002	2001
Accounts receivable from non-commercial activities	$ 53,519	$ 27,330
Refundable value added tax	44,337	76,708
Refundable income tax	123,200	-
	$ 221,056	$ 104,038

(7) Inventories

As of December 31, 2002 and 2001, inventories are integrated as follows:

	2002	2001
Raw material	$ 319,244	$ 319,598
Work in process	27,133	74,404
Finished goods	271,276	278,292
Others	30,689	2,652
	648,342	674,946
Less: Allowance for obsolescence	9,663	23,930
	$ 638,679	$ 651,016

(8) Investment in associated company

The investment in associated company is valued under the equity method, considering the results and equity of the issuing companies. The balance of this account is integrated as follows:

	2002
Contribution or book value on the purchase date	$ 55,688
Equity in subsequent changes in the stockholders' equity of associated companies	(3,302)
	$ 52,386

(Continued)

A condensed presentation of certain financial information of the balance sheet and income statement as of December 31, 2002 of the company of the investment is shown below:

	Ditemsa S.A. de C. V.
Current assets	$ 34,031
Property, machinery and equipment	77,174
Other assets	14,087
Total assets	$ 125,292
Current liabilities	$ 18,742
Long-term liabilities	632
Stockholders' equity	105,918
Total liabilities and stockholders' equity	$ 125,292
Net sales	$ 86,203
Operating income	(10,524)
Net loss	$ (6,379)

(9) Property, Machinery and Equipment

As of December 31, 2002 and 2001, the investment in property, machinery and equipment are analyzed as follows:

	2002	2001
Land	$ 463,101	$ 422,127
Buildings	1,845,983	1,881,009
Machinery and equipment	6,600,719	5,772,512
Transportation vehicle	118,466	159,042
Furniture and fixtures	123,564	123,837
Computer equipment	196,503	200,973
Investment in process	687,784	519,871
Guarantee deposits	23,479	-
	10,059,599	9,079,371
Less: accumulated depreciation	4,833,579	4,387,560
	$ 5,226,020	$ 4,691,811

(Continued)

As of December 31, 2002, the investments in process account is integrated mainly by the EV-6 project to manufacture blocks and aluminum heads whose investment in process was $565,903. It is estimated that this project will begin operations in the first half of 2003.

Likewise, it includes the investment of the auto parts project that amounted to $88,160 as of December 31, 2002. The start up of this project is estimated for the second half of 2003.

(10) Other Assets

As of December 31, 2002 and 2001, the other assets account is analyzed as follows:

		2002		2001
Goodwill, net	$	357,684	$	421,653
Intangible asset from labor obligations (note 13)		10,188		12,192
Net assets from labor obligations (note 13)		65,206		61,602
Trademarks and patents, net		90,698		98,391
Others, net		218,549		148,399
	$	742,325	$	742,237

The figure of others is comprised mainly by capitalized expenses corresponding to the development of EV-6 project to manufacture blocks and aluminum heads in the Metal-Mechanic division, and by the expenses carryforward of the development and installation of the new resource planning system.

(11) Long-term Bank Loans

As of December 31, 2002 and 2001, bank loans are integrated as follows:

	2002	2001
Syndicated credit agreement with several banks with a balance outstanding of 130 U.S. million dollars, payable in five years, beginning in 2002 and until 2007 with a 2.5-year grace period in principal. The current rate is Libor plus 1.375 percentage points and will remain so until March 2005; from that moment and until March 2006, Libor plus 1.625 percent points; from March 2006 and until the end of the credit life in March 2007 the rate will be Libor plus 1.75 percentage points. The administrative agent is Bank Boston, N.A. The credit is guaranteed by some subsidiaries.	$ 1,360,190	$ -
Syndicated credit agreement with several banks with a balance outstanding of $85 U.S. million dollars payable in five years, beginning in 2001 and until 2006 with a three-year grace period in principal. The current rate is Libor plus 1.125 percentage points and will remain so until April 2003; from that moment and until April 2004, Libor plus 1.250 percentage points; from April 2004 until April 2005, Libor plus 1.375 percentage points; from April 2005 and until the end of the credit life in April 2006, the rate will be Libor plus 1.625. The administrative agent is BBVA-Bancomer, S.A. The credit is guaranteed by some subsidiaries.	889,355	821,390
Other credit agreement with several banks, which was prepaid on January 2002. The credit was collateralized with some accounts receivable and guaranteed by some of the subsidiaries.	-	795,810
Other long-term credit agreements with a balance outstanding of 32.8 million U.S. dollars, maturing on 2008.	342,967	403,031
Total	2,592,512	2,020,231
Less: Current portion of long-term debt	74,330	246,004
Net	$ 2,518,182	$ 1,774,227

(Continued)

The long-term bank loan installments beginning in 2004 are as follows:

Year	Dollars
2004	28,712
2005	100,843
2006	79,083
2007	31,307
2008	724

Some of the credit agreements mentioned above establish to GISSA and subsidiaries some limitations for the payment of dividends, restrictions on certain financial ratios and investments, which have been fulfilled.

(12) Long-term Sundry Creditors

As of December 31, 2002, there is a long-term debt for $20.5 million U.S. dollars, agreed by a subsidiary with Hydro Aluminium Deutschland, GmbH, a stockholder of such subsidiary, of which 4.5 million dollars accrue interest at Libor rate plus 1.7 percentage points and is payable in 2005 and 16 million dollars that accrue interest at Libor plus 2.15 percent points and is payable in 2006.

Installments of this long-term debt, beginning in 2004 are as follows:

Year	Dollars
2004	6,833
2005	6,833
2006	5,334

(13) Seniority Premium and Pension Plan

The relevant information of the actuarial calculation of the seniority premium and pension plan as of December 31, 2002, is the following:

	Seniority premium	Pension plan
Current benefit obligations	$ 43,193	$ 221,852
Projected benefit obligations	45,352	245,299
Plan assets	-	(298,654)
Non-amortized past services and plan modifications	(10,845)	79,776
Non-amortized variances in assumptions and experience adjustments	(8,051)	(138,019)
	26,456	(111,598)
Additional liabilities	17,184	2,752
	$ 43,640	$ (108,846)
Non-amortized transition liabilities (assets)	10,845	(79,776)
Net cost (income) of the period	7,744	(10,523)
Amortization period of carryforward items	10 years	19 years
The net cost (income) of the period is integrated as follows:		
Labor cost	$ 3,870	$ 8,522
Financial cost	1,833	(6,323)
Amortization of transition obligation	2,041	(12,722)
	$ 7,744	$ (10,523)

The most important assumptions used in determining the net cost (income) of the period of labor obligations are the following:

Discount rate to reflect the present value of obligations	4.0%
Increment rate in the levels of future wages	1.0%

(14) Stockholders' Equity

a) Stockholders' equity movements

At an Ordinary Annual General Meeting in April 2002, the stockholders agreed to distribute dividends in two installments, the first one of $249,465 ($240,561 nominal) and the second of $71,829 ($70,944 nominal), both from earnings of previous periods. The dividend per share paid was $0.85 and $0.25 pesos, respectively.

Likewise in April 2002, at a General Extraordinary Meeting, the stockholders approved the increase of minimum fixed common stock to $50,000 through the capitalization of a portion of the common stock update account. Besides, common stock increased by $ 6,175 and decreased by $ 447, in 2001 and 2000 respectively, corresponding to the acquisition and temporary placement of own shares.

b) Capital social

After the activities previously mentioned, common stock is represented by 287,277 thousand common nominative shares, without par value. Fixed common stock is $50,000 (nominal value) and the variable capital stock is $133 (nominal value); common stock includes $778 (nominal value) in capitalized earnings. As part of the contributed capital, are included $13,803 (nominal value), which corresponding to additional paid-in capital.

The restated stockholder contributions as provided for by the tax law may be refunded to stockholders tax-free. Any refund in excess of tax amounts will be subject to payments of tax according to the income tax law.

c) Retained earnings

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. This reserve is not susceptible to distribution to stockholders during the existence of the company, except as dividends in shares. The statutory reserve as of December 31, 2002 amounts to $365,198.

Earnings of the subsidiaries recognized under the equity method cannot be distributed to the stockholders, until the holding company receives them as dividends.

Earnings distributed as dividends in excess of taxable income, will be subject to payment of tax according to the Income Tax Law establishes, therefore, if applicable, only 66% could be distributed to the stockholders.

(Continued)

(15) Other expenses (income), net

During 2002 and 2001, some of the company's subsidiaries started a restructuring and reorganization program for each one of the Gasoline, Ceramic Tiles, Pipe Fittings, Brush and Foundry Tooling Business in order to increase productivity and the use of fixed assets.

Because of these programs, the transactions arose that are not a part of the normal course of operations and their effects are represented in other expenses, net in the statements of income of the years ended December 31, 2002 and 2001.

The effects are integrated as follows:

		2002		2001
Impairment of non-productive assets	$	71,427	$	163,958
Personnel settlements		30,530		20,082
Others		20,410		10,119
Refunds of compensatory fees from dumping		(25,103)		-
	$	97,264	$	194,159

(16) Income Tax (ISR) Business Assets Tax (BAT) and Employees' Profit Sharing (EPS)

According to the tax law in force, companies must pay the greatest of IT and BAT. Both taxes recognize the effects of inflation, although differently from the generally accepted accounting principles. EPS is calculated on practically the same basis as IT, but without recognizing the effects of inflation.

BAT Law establishes a 1.8% tax on assets, updated in the case of inventories, property, machinery and equipment and deducted some liabilities.

The Company and subsidiaries calculate IT and BAT on a consolidated manner. Therefore, the amounts presented in the accompanying consolidated financial statements are the consolidated result for these taxes. The amount presented for EPS represents the sum of the individual results of each company.

The attributable tax expenses were $ 156,024 and $ 290,663 for the years ended December 31, 2002 and 2001, respectively and are distributed as follows:

		IT				EPS		
		2002		2001		2002		2001
IT and ESPS expense:								
Current	$	197,831	$	377,156	$	17,322	$	17,195
Deferred		(48,053)		(112,138)		(11,076)		8,450
Total IT and ESPS expense	$	149,778	$	265,018	$	6,246	$	25,645

(Continued)

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2002 and 2001 are listed below:

	2002	2001
Deferred assets:		
Accumulated expenses payable	$ 124,343	$ 107,218
Tax losses carryforward	195,789	85,800
Others	56,568	27,952
Total deferred assets	376,700	220,970
Deferred liabilities:		
Inventories	214,237	192,929
Fixed assets	582,631	572,370
Others	147,778	134,266
Total deferred liabilities	944,646	899,565
Subtotal deferred income tax		
Tax liabilities	567,946	678,595
Refundable business asset tax	83,881	76,441
Total deferred income tax liabilities	$ 484,065	$ 602,154

The deferred IT rollforward for the year ended December 31, 2002 is presented below:

	2002	2001
Beginning deferred IT balance	$ 602,154	$ 767,099
IT effect on:		
Results	(48,053)	(112,138)
Stockholders' equity	60,830	(52,807)
Effect from purchase of subsidiary	(127,599)	-
Effect from sale of subsidiary	4,173	-
BAT of the year	(7,440)	-
Deferred income tax as of December 31, 2002	$ 484,065	$ 602,154

A new Income Tax Law was enacted on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003, so that the rate be 32% in 2005.

(Continued)

(17) Segment Information

Three divisions integrate the company: Metal Mechanic, Building Products and Home Products.

The relevant information of the division is the following:

		December 2002				
		Metal Mechanic	Building Products	Home Products	Elimination	Consolidated
Outside revenues	$	2,599,350	3,487,227	954,959	-	7,041,536
Intersegment revenues	$	68,986	-	-	(68,986)	-
Operating income	$	226,736	571,038	83,131	-	880,905
Net income	$	10,321	166,362	43,091	-	219,774
Total assets	$	4,743,991	5,052,133	1,477,793	(1,770,801)	9,503,116
Total liabilities	$	2,731,327	3,073,313	491,577	(1,770,801)	4,525,416
Depreciation and amortization	$	243,183	193,550	60,903	-	497,636
Impairment of non productive assets	$	26,695	44,732	-		71,427

		December 2001				
		Metal Mechanic	Building Products	Home Products	Elimination	Consolidated
Outside revenues	$	2,622,521	3,524,816	983,961	-	7,131,298
Intersegment revenues	$	134,683	-	-	(134,683)	-
Operating income	$	238,882	626,289	108,871	-	974,042
Net income	$	112,042	271,130	75,047	-	458,219
Total assets	$	4,748,044	4,971,071	1,440,691	(2,744,455)	8,415,351
Total liabilities	$	2,903,579	3,044,160	612,003	(2,914,623)	3,645,119
Depreciation and amortization	$	254,437	198,832	56,748	-	510,017
Impairment of non-productive assets	$	46,091	117,867	-	-	163,958

(Continued)

Geographical Sales per Division:

	December 2002			
	Metal Mechanic	Building Products	Home Products	Consolidated
Domestic	$ -	3,068,760	878,562	3,947,322
Export	2,599,350	418,467	76,397	3,094,214
Total	$ 2,599,350	3,487,227	954,959	7,041,536

	December 2001			
	Metal Mechanic	Building Products	Home Products	Consolidated
Domestic	$ -	3,155,586	892,374	4,047,960
Export	2,622,521	369,230	91,587	3,083,338
Total	$ 2,622,521	3,524,816	983,961	7,131,298

(18) Earnings per Share

Basic earning per share is calculated by dividing the majority net income by the average number of common shares in circulation during the year.

The weighted average number of shares for the calculations were 283,285 and 282,590 (thousand shares) in 2002 and 2001, respectively.

(19) Contingencies and commitments

a) The company has a first-hand sales agreement from using Gas Natural. This agreement in force was set with Pemex Gas and Petroquímica Básica and allows the company to purchase the product at 4USD/MMbtu until December 31, 2003. The daily use contracted is 4,138 Gcal/day.

b) There is a contingent liability from the labor obligations mentioned in note 2(j).

c) The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

(Continued)

(20) New accounting pronouncements

(a) Liabilities, accruals, contingent assets and liabilities, and commitments -

In December 2001, the Mexican Institute of Public Accountants issued the new Bulletin C-9, *"Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments"*. New Bulletin C-9, effective for fiscal years beginning after December 31, 2002, supersedes former Bulletins C-9, *"Liabilities,"* and C-12, *"Contingencies and Commitments"*. New Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and accounting for the early settlement of liabilities and convertible debt. Additionally, new Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations.

(b) Intangible assets -

In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, "Intangible Assets," effective for fiscal years beginning after December 31, 2002. New Bulletin C-8 supersedes former Bulletin C-8, "Intangibles," and establishes that qualifying project development costs be capitalized as intangible assets if the criteria for intangible asset recognition are met. The principal criteria are that these costs be identifiable, that there is reasonable certainty that these costs will generate future benefits to the Company, and that the Company has control over such benefits. Other costs, not meeting the new criteria and incurred after the effective date of new Bulletin C-8, should be recognized as expense when incurred. Pre-operating expenses previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations. Development costs incurred in a pre-operating stage may be capitalized after meeting certain conditions under new Bulletin C-8.

The Company estimates that the adoption of the new Bulletins C-8 and C-9 will not have a material effect on its financial statements or results of operations.

82-5019

[focus]

GRUPO INDUSTRIAL SALTILLO

Annual Report 2002

Company Profile
Grupo Industrial Saltillo

Grupo Industrial Saltillo, is a leading Mexican industrial company. The Company operates three divisions with combined annual revenues of US$710 million for 2002, of which 44% are tied to the US dollar. The Building Materials Division includes the production and sale of ceramic tiles, water heaters, bathroom fixtures and paint applicators. The Metal and Automotive Division operates gray and ductile iron, and aluminum foundries focused on the production of engine blocks and heads and autoparts. The Housewares Division includes the production and sale of kitchen- and tableware.

The Company's core businesses are highly profitable and maintain leadership positions in their markets. Combined EBITDA for 2002 was US$140 million, representing a margin of 20%.

Human resources are a fundamental part of the organization. At year-end, GISSA had 11,054 employees.

The Company's shares were listed on the Mexican Stock Exchange in 1976, and since 2001 are among the 35 leading Mexican shares that compose the IPC Mexican Stock Index. The American Depositary Receipts (ADRs) trade over the counter.

GISSA is founded on solid Values that are the pillars which support its business in a global economy.

The Company's Essential Values are:

- ·Strengthening of the Company's health
- ·Commitment to human development
- ·Honesty and integrity
- ·High level of performance
- ·Austerity
- ·Humility
- ·Responsibility

These set of values has allowed the Company to flourish through 75 years and assure GISSA a successful future.

Contents
.... *focal points*

Presence of Grupo Industrial Saltillo

Financial Highlights

Million Pesos in constant purchasing power as of December 31, 2002	2002	2001
Net Sales	7,042	7,131
Operating Income	881	974
% Margin	12.5%	13.7%
Majority Net Income	220	458
% Margin	3.1%	6.4%
Per share (1)	0.78	1.62
Resources generated by Operation	859	1,056
Return on Equity	4.8%	10.3%
Dividends per Share (1)	1.13	0.00

(1) Pesos in constant purchasing power as of December 31, 2002

Net Sales (Million $)



7.70
7.89
8.02
7.13
7.04
98
99
00
01
02

Operating Income (Million $)



1.55
1.61
1.07
0.97
0.88
98
99
00
01
02

Earnings per Share (Pesos $)



3.47
3.88
2.32
1.62
0.78
98
99
00
01
02



Letter from the Chairman

Isidro López del Bosque

Economic Environment

The year was characterized by geopolitical concerns, high oil prices and uncertainty regarding the recovery of the global economy. The deceleration of the economy in the US, Mexico's main commercial partner, negatively impacted global economic recovery and resulted in significant volatility in the financial markets. This difficult macroeconomic environment affected industrial activity throughout the year, resulting in a decline in overall demand and prices.

The Mexican economy remains weak with business confidence depressed and declining investment levels. This has translated into poor growth of formal employment.

With a growth rate of 0.9% in 2002, Mexican GDP showed a slight improvement over the 0.3% contraction recorded the previous year. For 2003, GDP is expected to continue showing marginal growth, reflecting the overall economic weakness.

This scenario reflects the need to implement the structural changes proposed by the Federal Government through the fiscal, labor and energy reforms. Such changes will be fundamental to lead Mexico towards the path of sustainable growth.

Within this context, Mexican companies were confronted by international competition that often times did not comply with the spirit of free trade agreements. An overvalued Mexican Peso, high real interest rates, limited availability of credit financing, and high cost of inputs created additional challenges.

These factors led us to modify pre-established schemes and to reinforce and enhance new work methods. For this purpose, we have implemented several Transformation Initiatives that have allowed us to enhance efficiencies throughout the organization. Such initiatives include Lean Manufacturing Enterprise; Continuous Improvement Projects including Kaizen, Work Teams and Multifunctional Teams to achieve Cultural Change; and the ERP System.

Finances

In this challenging environment, the decision of previous years to focus on our core competencies where we have important strengths, allowed us to obtain reasonably positive results.

Net consolidated sales for the year declined 1% to Ps.7,042 million, from Ps.7,131 million for 2001. In dollar terms, sales were US$710 million compared with US$708 million in 2001. The combination of slow domestic economic growth and a strong Mexican Peso, which favored imports, negatively impacted sales. In addition, the start in 2002 of the Free Trade Agreement with the European Union and the incorporation of China into the World Trade Organization contributed to further opening the Mexican market to foreign competition. All these factors combined significantly affected pricing in some of our businesses.

To a lesser extent, sales declined due to the unfavorable sales mix in businesses such as Diesel Engine Blocks and Heads and Bathroom Fixtures. Volumes sold at the Gasoline Engine Blocks and Heads Business declined year-over-year by 6%, as a result of the termination of the life cycle of certain product lines as well as the decision of certain clients to move production back to their own foundries. Despite this, we are currently developing new products for several clients that will begin production during 2004.

On the other hand, businesses such as Aluminum Engine Blocks and Heads, Diesel Gray Iron Blocks and Heads, and Ceramic Tiles, posted positive results, with year-over-year sales volume growth exceeding that of each respective industry.

Our shares performed more than satisfactorily in 2002. In fact, GISSA was one of the best performing stocks in the Mexican market with a 52-week growth of 54% from year-end 2001. We believe that this is a reflection of the confidence of our shareholders in our Company.

Strategy

A well throughout and focused strategy is key to success.

In 2000, we started the process of refocusing our Company on those businesses with higher growth potential and profitability. We analyzed the attractiveness of each market vis-à-vis our strengths and identified the following as core businesses: Gray Iron Heads and Blocks Foundry, Aluminum Heads and Blocks Foundry, Ceramic Tiles and Water Heaters.

We strongly believe that our business focus has improved our ability to effectively adjust to a continuously changing environment. On the commercial front, this also allowed us to strengthen our presence in key regions to better understand markets, more efficiently source our needs and extend the reach of our sales effort.

To be focused also means commitment to impeccable execution and understanding market needs to offer unparalleled service. This translates into satisfying the needs of clients and consumers with the ultimate objective of creating shareholder value.

Consistent with our portfolio strategy, in 2002 we announced a US$51 million investment at the Metal and Automotive Division to build an iron auto parts foundry. This plant will specialize in the production of complex, high volume, value added nodular and iron castings mainly for the automotive and heavy-duty machinery industries.

Answering our client's needs for being closer to their facilities, this new plant will be strategically located in Irapuato, in the state of Guanajato.

This new foundry will play a strategic role within our portfolio focus, as it complements our existing gray iron and aluminum product lines and expands our product offering. This confirms once again our decision to continue to invest in the automotive foundry business.

Also seeking to strengthen our financial and market position in the Metal and Automotive Division, during the second half of the year we decided to sell a 51% controlling interest in Ditemsa, our foundry tooling subsidiary, to NPL Technologies, the largest pattern and toolmaker in the UK.

Another of our core businesses is the Ceramic Tiles Business within the Building Materials Division. During 2002 we initiated operations at our new US$60 million San Luis de Potosi plant.

Towards the end of 2002 we announced a US$32 million investment for the construction of a new ceramic tile plant to be located in the city of Chihuahua. This new plant is expected to start operations during the second quarter of 2004.

With this investment, Vitromex will consolidate its position as the most technologically advanced and lowest cost producer of ceramic tiles in the NAFTA region.

The US$100 million invested in the Ceramic Tiles Business over the past four years reflects the importance of this business within our portfolio. These new facilities, located in Mexico's highest growth regions, have enabled us to increase our market share by 4%.

Most of the capital investments in the Ceramic Tiles Business have been focused on capacity substitution to become more efficient and improve productivity. As part of this process, over the past few years we have moved production from the less efficient Saltillo plants to the newer plants.

The results achieved at our core businesses reflects the investments made to provide adequate technology, a competitive cost structure, strong market positioning and scale. We will continue focusing our efforts on these core businesses in the future.

Social Responsibility

Our commitment to harmonic and balanced development is unquestionable. Our investments are developed through state-of-the-art technology that assures the lowest pollution. We also recycle important elements such as water and raw materials. During 2002 Castech and Cifunsa obtained the ISO 14000 certification.

At the same time, through our Community Relations Department, we maintain close relationships with governmental entities and work together with plant communities.

The Future

We believe that change is the only constant element of growth and to be successful we need to effectively adjust to ongoing change. With this in mind, we believe our core businesses are well positioned for the future. They have strong market shares, in industries with favorable medium and long-term growth dynamics. In addition, they are equipped with state of the art technology and processes and benefit from experienced management and human resources to maximize opportunities for profitable growth.

The Metal and Automotive Division, mainly focused on the production of gray iron and aluminum engine blocks and heads, operates the world's largest independent foundry. Our foundry is well positioned to benefit from increased business from the Big Three and take advantage of the rationalization trend in the US. Growth will also continue to be driven by the introduction of new engine blocks and heads for clients such as Toyota and Chrysler.

Investments in our aluminum blocks and heads foundry, cast iron diesel applications and nodular iron for auto parts will enable us to diversify production while accessing a high margin market with attractive growth opportunities, particularly as outsourcing trends continue.

Simultaneously, the strategic move of the OEMs towards the production of lighter vehicles will continue to drive sales of aluminum engine blocks and heads. Our recent contract with General Motors is a clear indication of this trend.

The Building Materials Division, mainly focused on the production and commercialization of ceramic tiles and water heaters, also presents a very attractive growth opportunity.

The Mexican ceramic tiles market has expanded at a 10.5% compounded annual growth rate over the past four years. For the next three years this market is expected to continue expanding at a compounded annual growth rate of 10 to 11% as the gap of 6.5 million houses is closed driven by the Federal low income housing programs, and the fiscal and legal reforms that will facilitate financing for the construction industry.

Finally, at the Water Heaters Business, the other core business within the Building Materials Division, the acquisition of Calorex, two years ago has strengthened our positioning allowing us to become the undisputable leader in this market. The integration of Calorex has been extremely successful with synergies of US$6 million, exceeding our original expectations.

I am confident that Grupo Industrial Saltillo possesses the focus and capabilities required to continuously transform its operations, systems and processes as needed to maximize growth opportunities. We count on the invaluable support of our employees, which aware of the growth opportunities available to us are willing to work with high level of determination and commitment to achieve the goals we have set for our Company.

I wish to recognize and thank our shareholders, clients and consumers, suppliers, investors and the financial community for the confidence they have vested in us.

Our best response to this trust is to continue focusing on our day-to-day performance to provide effective and efficient results in the short and long-term. Grupo Industrial Saltillo, together with the effort of its people will continue to contribute to make Mexico a better country for generations to come.

Isidro López del Bosque
Chairman



Message from the Chief Operating Officer
Javier López del Bosque

Economic globalization has resulted in the participation of a growing number of countries in the international flow of goods and financial resources.

Geographic proximity to the United States, Mexico's main commercial partner, is not sufficient to assure a company's continuity.

The enormous economic potential of the People's Republic of China has surged in recent years. In its transition to a market economy, China has gained an increasing share of international trade and become an important destination for the flow of manufacturing investment.

Mexican industry believes that certain market segments are disadvantaged as companies are increasingly pressured to provide quality products at competitive prices resulting from the increased flow of competitive Chinese imports.

This competitive challenge has driven us to focus and reinvent ourselves. We have acquired and converted financial, technological and human resources and transformed our Company into an organization that can make the most of the opportunities that the market presents and convert them into reality.

Five years ago, 70 years after the Company was incorporated, we initiated a new stage of development to enable us to maintain our legacy and establish a path for the future.

As a result, we established GISSA's Strategic Vision, defined as "Fundamental Purpose and Value". We also defined a "Main Objective": profitable and sustainable growth to assure the continuous improvement and transformation of our Company.

Since then, we established practices and tools to adequately position and focus the Company to successfully withstand and thrive in an environment of global competition.

Today, the Company's formal strategic process includes the analysis of the business portfolio while focusing on value creation, and sustainable and profitable growth.

Organic growth has accelerated and is complemented by acquisitions and strategic alliances such as the acquisition of Calorex and the investments made in Castech.

To eliminate operations that do not add value and optimize our key variables: quality, cost and timely delivery, we are introducing a Lean Manufacturing philosophy across all operations.

The implementation of continuous improvement tools such as Kaizen, Corporate Work Teams and Multifunctional teams to achieve Cultural Change assist us in eliminating bureaucracies and redundancies.

We are also benchmarking our operations against the world's leaders in each of our businesses, rather than the leading players in Mexico or the Americas.

With the support of information technology, and through the use of Oracle's ERP System we have strengthened our business processes.

The implementation of Score Cards and ongoing measurement of client satisfaction has enabled us to increase our customer focus.

Total quality is promoted in everything we do with a continued sense of urgency.

We have the talent required to implement complex projects with elements of change management.

Individual performance is managed as a process, defining, monitoring, evaluating, and rewarding objectives tied to the Company's strategy and individual development.

We monitor talent throughout the Company measuring compliance to its values and leadership and rewarding excellence through our performance compensation programs.

Coaching has gained strength as a key element of development as well as an essential exercise of leadership.

Through our integrity program and by strictly abiding to GISSA's Code of Ethics, we reinforce behavior and live by our values.

In summary, based on our Quality Management Model, we have implemented tools, technology and best practices to develop and apply the necessary organizational capabilities to support growth and successfully face international competition. Our organizational capabilities are execution, adjustment and flexibility to change, and customer focus.

Daily execution of these capacities will allow us achieve our Strategic Vision through the development of the projects required to support both, the strategy of each of our different businesses as well as that of the Company.

Our focus allows us to see international competition, whichever this may be, not as a threat, but as an opportunity to be overcome as a challenge.

We do not see the future with concern; we face it with permanent and assertive commitment which will most likely translate into a long life for Grupo Industrial Saltillo.



Javier López del Bosque
Chief Operating Officer


building materials
metal and automotive
human resources
housewares

GRUPO INDUSTRIAL SALTILLO

April 29 2003

Dear Shareholders:

Companies interested in overcoming the barriers of time and that seek to continue their existence through various generations, are those that strive to have successful management successions that guarantee the continuity of the corporate culture, its values and traditions.

At Grupo Industrial Saltillo, we are making history today by witnessing the nominatation of Mr. Juan Carlos Lopez Villarreal and Mr. Ernesto Lopez de Nigris to the co-Presidency of the Board of Directors.

This generational transition is part of a five-year process, during which the Sucession Committee composed of Mr. Andres Marcelo Sada, Mr. Claudio X. Gonzalez, Mr. Eugenio Clariond Reyes, Mr. Antonio Madero Bracho and Mr. Adan Elizondo Elizondo, members of the Board, completed a long and very detailed study to reach a transcendental decision which will strengthen the future of our Company.

We recognize the Board of Directors' maturity throughout this process and the high level of confidence placed in the Succession Committee. We thank the family for its confidence and professionalism throughout the process which led us to this very important day in the history of our organization.

The Company's future is in dedicated and competent hands, prepared to make the necessary adjustments required in a globalized and constantly changing world.

Both Co-Presidents' academic, professional backgrounds and operational experience in GISSA's various divisions and their dedication to the business have prepared them well for the challenges of making this a world-class organization.

We thank our shareholders for the support and confidence throughout the past years. We are sure our successors will continue counting in your support so that all the corporate initiatives are beneficial and create shareholder value.

Sincerely,

Isidro López del Bosque
President of the Board of Directors

Javier López del Bosque
Chief Operating Officer



GRUPO INDUSTRIAL SALTILLO

April 29 2003

Dear Shareholders:

To lead is to manage, set goals and act on them. For this to succeed, it is necessary to identify the strengths of our people and bring them together. The development of our human capital is key to make the most of the opportunities presented by a global and changing economy and to build the future of our Company.

A politically, socially and economically globalized world provides opportunities for focused companies that have a competitive advantage in their specific industries.

Our strategy will focus on assuring the continuity of Grupo Industrial Saltillo while creating value for its shareholders.

We will grow the Company organically, while also taking advantage of strategic acquisitions and alliances, transforming and developing operations, creating efficiencies and opportunities throughout the value chain, seeking to develop innovative products, business models and processes to increasingly focus on total client satisfaction.

In assuming today the co-leadership of the Presidency of Grupo Industrial Saltillo's Board of Directors, we wish to recognize Mr. Isidro López del Bosque's and Mr. Javier López del Bosque's joint efforts as President of the Board of Directors and Chief Operating Officer, respectively. Their perseverance, dedication and commitment sets an example for us to follow when building upon this great Company started by our grandfather Mr. Isidro López Zertuche in 1928.

We also recognize the support and confidence that our shareholders have vested on them for more than three decades, as well as the effort and persistence of all who contributed to the growth and success of our Company.

We will strive to consolidate Grupo Industrial Saltillo as a world-class company, while keeping to our fundamental purpose: "To create valuable products for our clients and their well-being", while acting in line with our Code of Ethics.

We reiterate our commitment to our shareholders, employees, clients, suppliers and to all institutions with which we maintain relationships. Grupo Industrial Saltillo will continue to be a financially strong company, efficient in its operations and responsible with its actions. Our objective is to continue to work together in harmony, providing quality products and striving for high profitability to contribute to the development of our country.

Mr. Juan Carlos López Villarreal

Mr. Ernesto López de Nigris


ROMEX



focus

Building Materials

The Building Materials Division is composed of the following businesses: Ceramic Tiles and Bathroom Fixtures, sold under the brands Vitromex, Artemis and St. Thomas Creations; Water Heaters and Ambient Heaters, sold under the Cinsa and Calorex brands; and Fluid Conduction and Paint Application Tools.

2002 was a year of growth for the Ceramic Tiles Business driven by increased demand from medium- and low-income housing construction as well as from the Federal social housing program. At the same time, the Mexican remodeling and finishing market experienced the positive growth trend of the past 15 years, likely to continue in the coming years.

As a result of these factors, domestic sales volumes at the Ceramic Tiles Business increased by 15% during 2002. Export sales volume, in turn, increased by 48% year-over-year reaching the US$15 million goal set for Vitromex USA Inc. consolidating its position as a profitable and financially self-sufficient company.

However, revenue growth at the Ceramic Tiles Business was affected by unfavorable market conditions and strong pricing pressures prevailing during the year. The Peso strengthened against both the US dollar and the Euro, and imports accelerated fostered by the Free Trade Agreement with the European Union. But, margins remained stable reflecting the low cost structure of the Ceramic Tiles Business.

In response to this increasingly competitive market, in September 2002 Vitromex opened a new ceramic tile plant in San Luis Potosí to increase product breadth and quality at affordable prices. The Company invested US$50 million in this new plant, considered the most technologically advanced in the Americas. The new plant allows Vitromex to target a more sophisticated market, where design, aesthetic and technical characteristics are very important.

In 2002, GISSA's Board of Directors authorized the construction of a new plant in the state of Chihuahua, which furthers Vitromex's position as the lowest cost producer of ceramic tiles in the Nafta region. This plant will become operational in the second quarter of 2004.

At the same time, the Company implemented Continuous Improvement Programs, such as Kaizen efficiency programs, Corporate Work Teams and Multi-functional Teams to achieve Cultural Change within the Division. This, combined with prestigious brands such as Vitromex and Artemis and more than 460 points of sale in Mexico will continue to drive growth of the Ceramic Tiles Business in the domestic and export markets.

Domestic sales volume at the Bathroom Fixtures business, increased by 10% during 2002, or market share gains of 2%. This was mainly achieved through marketing synergies with the Ceramic Tiles Business. The "One Piece" bathroom fixtures plant, consolidated its position in the market and achieved recognition for its product line, which was chosen as the best of its type worldwide. The plant located in Lerma, in the state of Mexico, which produces modern high-quality parts for the high-end market under the St. Thomas Creations brand, also received the "2002 Best of Show Award" for the creativity and quality of its products from Kitchen and Bath Industry Show and Design Best Show magazines.

For 2003, the Company expects competitive pricing and continued competition from Asian products for the Bathroom Fixtures, conditions which the Company is prepared to successfully address given its



continuous improvement and productivity programs through Lean Manufacturing Systems.

The 20% recovery in social housing construction during 2002 drove sales of low-end water heaters. The Water Heaters business gained 3% in domestic market share, consolidating its leadership position in Mexico. At the same time, raw-material prices, particularly steel plates increased. To maintain prices and margins for the past two years, the Company implemented several optimization strategies including Lean Manufacturing Systems, Demand Flow Technology and Procurement Systems.

Consistent with its consumer orientation and client satisfaction strategy, during the summer of 2002 the Company introduced a new line of 6-liter/minute water heaters. A new automated production line was built at the Iztapalapa plant for a total investment of US$1.5 million. For 2003, the Division expects to launch a new generation of high-end water heaters.

Customer satisfaction in terms of product quality and service is key to the development and growth of GISSA's businesses. During 2002 the Company implemented its Opttima project at the Building Materials Division. Through the implementation of Oracle's ERP system, the Company seeks to achieve world-class customer service enhancing operating efficiency and information management.







focus
Metal and Automotive

The Metal and Automotive Division includes the following subsidiaries: Cifunsa, a foundry dedicated to the production of Cast Iron Diesel and Gasoline Engine Blocks and Heads and Gray and Nodular Iron Autoparts; Castech, a 50/50% joint-venture with Norsk Hydro that operates an Aluminum Engine Blocks and Heads Foundry; Techmatec, dedicated to the production of Automation Systems for Manufacturing Processes; Ditemsa, a joint-venture with NPL Technologies dedicated to the Production of Foundry Tooling; and Ditemsa Plastic Injection Molds.

In 2002, the automotive industry continued to be impacted by lower demand as a result of the economic slow-down in the United States started in mid-2001.

The increasing substitution of cast iron engine blocks and heads by aluminum parts has impacted growth dynamics in the automotive industry and created increased opportunities for the Company's Aluminum Engine Block and Head Business.

In response to this changing environment, the Iron Engine Blocks and Heads Foundry Business has established an efficient lean manufacturing system to become increasingly competitive and be prepared to successfully manage the slowdown in the market.

Cifunsa operates in a mature market. As such, its competitiveness and corporate image were fundamental factors in securing during 2002 additional contracts for 80,000 tons per year from clients such as Chrysler and Toyota. Production under these contracts for domestic consumption and export to the US will start in 2004 and will allow for a recovery in capacity utilization rates in the medium and long-term.

The high product quality and service provided by Cifunsa were important in encouraging clients such as John Deere and Detroit Diesel Corporation to renew their long-term contracts for the supply of diesel cast iron engine blocks and heads.

A diversification strategy was implemented at Cifunsa to make the most of the opportunities presented in the Mexican and North American cast iron auto parts markets, other than blocks and heads, and to strengthen the Company's positioning in the Iron Foundry Business. To this end, production at plant number 2 in Saltillo, Coahuila was re-directed exclusively to the manufacturing of this type of autoparts. In addition, a new high-tech foundry plant is being built in Irapuato, Guanajuato, which will begin operations at the end of 2003.

The new plant will require a total investment of US $51 million. It will have an annual capacity of 60,000 tons and will strengthen the Company's competitive positioning in the Cast Iron Foundry Business and expand our product offering to different types of iron to better serve our automotive and industrial clients.

Castech, the joint-venture with Norwegian firm Norsk Hydro that operates the Aluminum Engine Heads and Blocks Foundry reached important levels of profitability and volume growth during 2002. This was achieved while attaining high quality standards, allowing it to maintain its leadership in the automotive industry.

Castech' products are assembled in successful platforms of its client General Motors, which have not been affected by the slow down of the US automotive industry. Sales volumes at Castech increased year-over-year by 9%.

In 2002, Castech received from General Motors the lowest level of rejection among aluminum engine block and head foundries worldwide. During the year, Castech was also awarded the QS9000 certification.

Castech continues the implementation of Lean Manufacturing, Six-Sigma and Kaisen programs, with the objective of reaching substantial savings to maintain and strengthen leadership in costs, quality and service.

One of the most important achievements of 2002 was the consolidation of the production plant for the manufacture of aluminum blocks for General Motor's EV6 motor. GISSA expects this plant to begin operations during


CORAZONES

the second quarter of 2003, once the product and the production processes are authorized by its client. This project has required a total investment of US $65 million since 2001.

With this investment, Castech complements and strengthens its technological capabilities, integrating state-of-the-art machinery and equipment into its production processes, such as core package systems for blocks and semi-permanent molds in its aluminum engine heads and blocks plant.

Focus on customer satisfaction is a priority for Grupo Industrial Saltillo. The Company implements the ERP system in different businesses through the Opttima project with which it seeks to better manage the supply chain and communications with its customers.

As such, during 2002 Castech implemented the ERP system, as well as preventive, corrective and predictive Maintenance Systems and Production Planning and Programming. At the same time, Castech maintains a tight communications channel with its clients through periodical engineering meetings.

The Cast Iron Engine Blocks and Heads and Auto Parts Businesses will implement the ERP system during 2003 to achieve similar operating efficiencies and enhanced customer service.

In 2002 the Iron Engine Blocks and Heads Foundry Business, Cifunsa, and the Aluminum Engine Blocks and Heads Foundry Business, Castech, were awarded the ISO 14000 certification, reflecting the Company's commitment to social responsibility.

During 2002, Grupo Industrial Saltillo, completed the sale of 51% of the shares in Ditemsa's foundry tooling business to NPL Technologies of the United Kingdom. This transaction positions this business to become a leader in the manufacturing, design, engineering and maintenance of foundry tooling. Before the sale, this business represented 1.2% and 1.6% of Grupo Industrial Saltillo's consolidated revenues and EBITDA, respectively.







focus
Housewares

The Housewares Division manufactures and sells steel and ceramic kitchen and tableware products under the brands Cinsa, Intercuisine, Tres and Santa Anita.

During 2002, this division experienced a 12% decline in prices as competition from kitchen and tableware imports increased, causing margins to drop year-over-year. In response, the Company implemented several fixed-cost reduction initiatives, such as Lean Manufacturing, Corporate Work Teams, and Multifunctional Teams to change the organization's Corporate Culture.

To better compete in an environment of increased competition from imports, the Company has focused on further improving the quality and appeal of its products as well as the level of service and complete on-time deliveries.

Sales to key clients increased by 25% during the year, as a result of several initiatives taken to strengthen client relationships. Additionally, new aluminum, stainless and porcelainized steel, ceramic and melamine products were successfully developed and marketed, accounting for 22% of total sales for the division from 2.4% during 2001.

The implementation of this strategy resulted in a 3% increase in market share at the Kitchenware Business and a 1.5% increase at the Tableware Business, reaffirming the Company's leadership positioning in the domestic market.

Despite a 13.2% increase in sales volume at the Kitchenware Business and a 7.4% increase at the Tableware Business, the sharp drop in domestic prices held sales growth during 2002 to only 1.9% in Peso terms.

In 2002, GISSA reached an important strategic agreement with US based Columbia Home Products to sell its products in the US and Canadian markets. This alliance has allowed the Company to recover



the net impact of previous years' dumping by certain foreign producers and has enhanced profitability.

This alliance is also expected to increase the Housewares Division's sales to the US and Canadian markets in excess of 10% per annum over the next 3 years.

To maintain market leadership and improve profitability, the Company has also outsourced manufacturing of certain products using its designs and branding. A clear example is the melamine dishware line, where this strategy has improved profitability while increasing product variety.

In 2003, the Company will continue focusing on achieving a lean corporate structure, resulting in important reductions in operating costs. Lower costs, competitive to those in international markets together with quality products and service to clients and consumers will allow GISSA to successfully compete in markets outside the NAFTA region.




HORNO 3

Transformation Iniciatives

Consolidating its position as a world-class leader is a priority for Grupo Industrial Saltillo.

Reaching the objective of becoming the tenth largest Mexican company by 2010, demands from GISSA extensive execution capabilities, flexibility to adapt to change, a clear customer focus, improved communication with clients and suppliers as well as ongoing development of its human resources.

With a clear vision of the future and supported by the solid values that have accompanied the Company since its incorporation 75 years ago, several initiatives have been implemented to assure the successful execution of the Company's Strategic Projects.

These initiatives focus on making GISSA a more flexible and efficient company, maximizing technology and human resources to continuously enhance profitability.

Transformation initiatives include: Implementation Tools, Technologies and Best Practices.

Implementation Tools

Consist of methods that are facilitated or guided to implement strategic projects or best practices through leadership, discipline, assisted teamwork, and achievement of results.

Lean Operations: the Company seeks to integrate multidisciplinary teams to detect and rapidly address areas of opportunity. The objective is to eliminate redundancies and bureaucracies throughout the value chain, from suppliers to clients and to reduce the time cycle.

For that purpose, the Company is implementing methodologies such as Kaizen techniques at its operating areas, Corporate Work Teams within administrative areas and Multifunctional Teams to manage Cultural Change and Six Sigma.

During 2002, more than 1,750 employees participated for the first time in Continuous Improvement Projects and more than 20 facilitators were established.

At the same time, 10 internal consultants were developed and five Projects with Multifunctional Teams to manage Cultural Change were implemented:

- *Advance Quality Planning* at Cifunsa, the Cast Iron Engine Blocks and Heads Business, which assures the successful launch of new products, adhering to the highest quality standards.
- *Lead Buyer,* at the Corporate Purchasing area, which consists in defining product categories with similar characteristics and applications, which are then negotiated by a specialized purchasing leader, thus reducing the number of suppliers and achieving economies of scale in purchasing.
- *Customer Focus and Commercial Strategy* for the transformation of the Housewares Division; which enabled the division to increase complete, in-time deliveries to clients by 95%.
- *Implementation of Demand Flow Technology (DFT)* throughout the water heaters plant located in Saltillo, Coahuila, which reduced inefficiencies and inventory levels.
- *Vitromex Plant Project in San Luis Potosí* , which contributed to the timely start up of operations below the estimated budget.

Technologies

Consist in systemized solutions for business and/or information processes.

Opttima Project: Implementation of the enterprise resource planning system (ERP) with the objective of creating a platform to face growth in an orderly manner, to capitalize synergies and generate reliable and timely information to strengthen relationships with clients and suppliers by offering a higher of level timely service, and to improve supply chain management.

We have unified and standardized information systems at our business units in connection with manufacturing, purchasing, logistics, finance, distribution and corporate treasury allowing us to make more adequate decisions based on timely and accurate information.

The implementation of this system was undertaken in three stages. First, in 2001 at the Housewares Division. During 2002, in service areas at the Water Heaters Business in Saltillo, Coahuila, at the Ceramic Tiles and Bathroom Fixtures Businesses and at the Castech Aluminum Foundry Business, where it is operating successfully. During 2003 this system will be introduced at the Water Heaters facilities in Mexico D.F. and at the Cast Iron and Auto Parts Business.

Best Practices

Consist of processes, procedures and policies that contribute to guide and focus individual performance within the overall strategy and culture, as well as the promotion of continued improvement throughout the Company.

Performance Management Process: Is the backbone that enables us to deploy strategic projects throughout the organization. It is a tool to maximize human resources' potential through a systematic discipline of revision and feedback.

Variable Compensation: Introduced to focus performance on value creation and to motivate employees to achieve outstanding results in their individual and team objectives. Currently 80% of employees participate in this program.

Project Integrity: Introduced in October 2002 to assure ethical business practices and harmonious work, social and business relationships through the practice of GISSA's Essential Values.

The Company's Code of Ethics contains 11 policies that seek to align employee, client and supplier behavior to GISSA's values. To facilitate and address inquiries related to integrity issues, a team was established in each of the Company's divisions.

The Integrity Program was introduced to all employees during 2002 and will be presented to clients and suppliers during 2003.

These Transformation Initiatives have contributed to make processes more efficient, to improve the level of service and to develop employee talent, GISSA's main differentiating factor.

All this has been integrated into GISSA's Management by Quality Model to assure the development of organizational capabilities, assuring value creation through profitability, growth, opportunities and future provided by the Company's corporate and business strategy.

Grupo Industrial Saltillo will continue to work with a high level of determination and commitment under this framework and with the premise of Continuous Improvements with the objective of becoming a World Class company.

Board of Directors

Chairman

Isidro López del Bosque (R/F)

Vice-Chairman

Javier López del Bosque (R/F)

Directors

Luis Berrondo Ávalos (R/F)
Eugenio Clariond Reyes (A/R/S/F)
Julián Dávila López (R)
Guillermo Elizondo López (F)
José Antonio Fernández Carvajal (R)
Claudio X. González (R/S/F)
Eduardo López Alanis
Armando López Recio (F)
Antonio Madero Bracho (S/F)
Andrés Marcelo Sada Zambrano (A/S)
Javier Cabello Siller (A)

Examiner

Adán Elizondo Elizondo (S)

(R): Human Resources and Compensation Committee
(S): Succession Committee
(A): Auditing Committee
(F) : Finance and Capital Allocation Committee

Management Discussion and Analysis of Results

The following report should be read in conjunction with the Audited Consolidated Financial Statements for Fiscal Year ended December 31, 2002 (page 35). The audited consolidated figures included in this report are expressed in purchasing power as of December 31, 2002, unless otherwise stated.

Financial Information Million Pesos in constant purchasing power as of December	1998	1999	2000	2001	2002
Operating Results:					
Net Sales	7,697	7,886	8,023	7,131	7,042
Cost of Sales	5,004	5,154	5,852	5,149	5,034
Gross Income	2,692	2,732	2,171	1,982	2,008
Operating Expenses	1,146	1,118	1,104	1,008	1,127
Operating Income	1,546	1,615	1,068	974	881
Financial Expenses	133	138	161	192	130
Financial Income	(147)	(167)	(65)	(77)	(75)
Comprehensive Financial Result	118	(140)	58	3	395
Other Expenses (Income), Net	(39)	(2)	7	194	97
Income Before Taxes	1,467	1,757	1,003	777	389
Minority Interest	(9)	5	17	28	8
Majority Net Income	994	1,112	658	458	220
Earnings per Share	3.47	3.88	2.32	1.62	0.78
Dividends per Share	2.80	1.31	1.64	0.00	1.13
Number of Shares Outstanding	286.2	286.4	283.4	282.6	283.3
Balance Sheet Data:					
Cash and Equivalents	631	887	418	933	1,319
Property, Machinery and Equipment	5,254	4,737	4,773	4,692	5,226
Total Assets	8,008	7,759	8,451	8,415	9,503
Short Term Debt	84	80	830	266	110
Long Term Debt	1,572	1,322	1,335	1,774	2,518
Total Liabilities	2,958	2,661	4,035	3,645	4,525
Stockholders' Equity	5,050	5,098	4,416	4,770	4,978
Minority Interest	122	120	130	197	316
Majority Capital	4,928	4,978	4,286	4,573	4,662
Other Financial Information:					
Operating Margin	20.1%	20.5%	13.3%	13.7%	12.5%
EBITDA Margin (1)	26.7%	27.0%	19.4%	20.8%	19.6%
EBITDA (1)	2,054	2,127	1,558	1,484	1,379
Debt to EBITDA (1)	0.81x	0.66x	1.39x	1.37x	1.91x
Interest coverage Ratio (2)	15x	15x	10x	8x	11x

(1) Operating income plus depreciation and amortization

(2) EBITDA over financial expenses

CONSOLIDATED RESULTS

NET REVENUES

Net revenues for the year were Ps.7,042 million, a 1% decline from 2001. This decline was due to year-over-year decreases of 1% at both the Metal and Automotive and Building Materials Divisions. The two divisions accounted for 86% of total consolidated sales for the year.

The 1% decline in sales at the Metal and Automotive Division was primarily caused by:

· Lower demand from Chrysler and Volkswagen, resulting in an 8% decline in volumes at the Gasoline Iron Engine Blocks Business. This business represented 57% of total sales of the Division, and

· A 6% decline, in dollar terms, in average selling prices at the Diesel Iron Engine Blocks Business as a result of a less favorable product mix. This business represented 18% of total sales of the Division.

The 1% decline in sales at the Building Materials Division was mainly due to:

· Pricing pressures and an unfavorable product mix at the Ceramic Tile and Bathroom Fixtures Businesses, resulting in a nominal decrease in average prices of 4% and 10%, respectively. The two businesses combined represented 68% of total sales of the Division, and

· Pricing pressures at the Ceramic Tile Business driven by imports of European products into México while the Mexican peso remained strong against both the US dollar and the Euro.

The positive performance of the Company's other core businesses partially offset the declines discussed above.

BUSINESSES	% INCREASE IN SALES VOLUME
Diesel Engine Iron Heads	23
Aluminum Engine Heads	9
Ceramic Tiles	15
Bathroom Fixtures	10
Water Heaters	8
Kitchenware	14

The increase in volumes shown in Table 1 above reflected the recovery and growth in certain sectors in which the Company operates as well as an increase in market share in others.

Sales for the Housewares Division decreased year-over-year by 3%. Both the Kitchen- and Tableware Businesses continued to experience pricing pressures, mainly from Chinese and Colombian imports. As a result, prices in real terms at the Tableware Business remained flat and at the Kitcheware Business declined by around 6%. The Kitchenware Business represented 70% of total sales of the Housewares Division.

COST OF SALES

Cost of sales declined year-over-year by 2% to Ps.5,034 million in absolute terms, or 71.5% of sales, compared with 72.2% of sales for 2001.

The 2% decline is explained mainly by:

· Efficiency improvements resulting from the successful implementation of manufacturing practices such as Kaizen and Demand Flow Technology at both the Metal and Automotive and Building Materials Divisions, and,

· The substitution of some of the Company's less efficient ceramic tile plants with new state of the art facilities. The new plants have the most sophisticated technology available in the market and the lowest production costs.

OPERATING EXPENSES

Operating expenses for 2002 were Ps.1,127 million, a year-over-year increase of 11.7% in real terms.

The increase in operating expenses was due to:

· Lower absorption of fixed and semi fixed costs, as most of the decline in volumes sold at the Gasoline Iron Blocks Business took place in the last quarter of the year,

· Higher expenses in connection with the ramping up of operations of the new San Luis Potosí ceramic tile facility. At year-end, this plant was operating at a capacity utilization rate of 60%,

· Additional expenses related to the launch of an advertising campaign and marketing strategy to position new products and designs of the Building Products Division,

· Provisions for the management performance compensation program at the Metal and Automotive and Building Materials Divisions and Corporate. This program was established in 2002, and

· Additional administrative and operating costs at the Aluminum Engine Blocks and Heads Business as it is ramping up production of the EV-6 project. Sales are expected to begin during the first months of 2003.

OPERATING INCOME

Operating income for the year was Ps.881 million, a 9.5% decline from 2001. Operating margin for 2002 declined to 12.5%, from 13.7% for 2001.

EBITDA

EBITDA for 2002 declined year-over-year by 7% to Ps.1,379 million. EBITDA margin was 20%, compared with 21% in 2001. In dollar terms, EBITDA for the year was US$140 million.

Although EBITDA declined at all divisions, at the consolidated level results were mostly impacted by the poor performance of the Building Materials Division, where EBITDA declined in absolute terms by Ps.60 million and EBITDA margin declined to 22%, from 23% for the previous year.

Million Pesos in constant purchasing power as of December 31, 2002	2002	2001	2000
Operating Income	881	974	1,068
Metal and Automotive Division	227	239	284
Building Materials Division	571	626	607
Housewares Division	83	109	177
EBITDA	1,379	1,484	1,558
Metal and Automotive	470	493	574
Building Materials	765	825	750
Housewares	144	166	23

COMPREHENSIVE FINANCIAL RESULTS

Comprehensive financial results for 2002 increased year-over-year by Ps.392 million. This was mainly due to the devaluation of the Mexican peso against the US dollar, which resulted in a foreign exchange loss of Ps.349 million for the year. Most of the foreign exchange loss resulted from the Company's bank debt position. This was a non-cash charge, as all of Company's debt was in US dollars and only 4% short-term. In 2001, the Company posted a foreign exchange gain of Ps.88 million, as a result of a 5%appreciation of the Mexican peso against the US dollar.

According to Bulletin C-2 issued in 2002 by the Mexican Institute of Public Accountants, it is mandatory for Mexican companies who have contracted commodity swaps to recognize the difference between the market price at the end of each reporting period and that agreed to in the swaps as a financial gain or loss for the period. For 2002, the Company recorded a Ps.48 million gain from this concept.

(Million of U.S. Dollars)	2002	2001	2000
Financial expenses	(75)	(77)	(65)
Financial income	130	192	161
Foreign exchange fluctuation	349	(88)	20
Derivative instruments	48	0	0
Monetary gains / losses	(57)	(24)	(57)
Comprehensive Financial Cost	395	3	58

INCOME TAXES AND EMPLOYEE PROFIT SHARING PROGRAM

Income taxes for the year were Ps.150 million, representing an effective tax rate of 38.5%. This compares with Ps.265 million for 2001, or an effective tax rate of 34.1%. In 2002, the effective tax rate increased because in previous years the Company had benefited from the immediate depreciation of certain investment projects.

Employee profit sharing for 2002 was Ps.6 million, or an effective rate of 1.6%.

NET INCOME

Net income and majority income for the year declined by 53% and 52%, respectively. The declines were principally due to Ps.395 million in comprehensive financial costs, resulting mainly from the foreign exchange loss recorded during the year. Net income was also negatively impacted, although to a lesser degree, by the decline in operating income. For 2001, comprehensive financing costs were Ps.3 million.

(Million of U.S. Dollars)	2002	2001	2000
Operating income	881	974	1,068
Comprehensive Financial Cost	395	3	58
Other expenses, net	97	194	7
Income Taxes and employees' profit sharing	156	291	330
Minority interest	5	0	(3)
Net income	228	486	676
Net income of majority interest	220	458	701

STATEMENT OF CHANGES IN FINANCIAL POSITION

As required by accounting principles generally accepted in Mexico, the Company presents the consolidated statement of changes in financial position in accordance with Bulletin B-12, which shows the generation and application of resources that explain the differences between the initial and final cash position in constant Pesos of December 31, 2002. As a result, changes shown in the consolidated financial statements do not represent nominal cash flow.

(Million of U.S. Dollars)	2002	2001	2000
Net income	228	486	676
Depreciation	498	510	490
Working capital	17	90	(313)
Operating Activities	876	1,146	855
Bank loans	589	(126)	764
Dividends	(321)	0	(465)
Financing Activities	441	9	277
Investment in land and buildings, machinery and equipment	(876)	(631)	(726)
Investment Activities	(930)	(640)	(1,601)
Change in Cash position	386	515	(469)

OPERATING CASH FLOW

During 2002, operating cash flow declined year-over-year by 24%, principally reflecting the decrease in net income as well as the increased investment in working capital.

The decline in operating cashflow resulted from several factors, including lower volumes at the Gasoline Engine Blocks and Heads Business (-8%), the decline in the average price for diesel engines (-6%), an unfavorable sales mix in certain building material products and higher expenses in connection with the start up of the ceramic tiles plant and the new V6 engine aluminum foundry.

DEBT AND FINANCING ACTIVITIES

During 2002 the Company obtained a US$130 million syndicated long-term bank loan. Proceeds from this loan were used to prepay a US$82 million syndicated long-term bank loan and partially fund the Company's capital expenditure program for the year.

This transaction allowed to improve the Company's debt profile and lower the cost of its debt. The average life of the Company's debt increased by two years, while the average cost of debt declined to LIBOR + 140 bps, from LIBOR + 152 bps for 2001.

Scheduled amortizations of Long Term Debt
(Million dollars)


03
7
04
29
05
101
06
79
07
31
08
1
0
20
40
60
80
100
120

CAPITAL EXPENDITURES

During the year, the Company made capital expenditures for Ps.876 million, or US$88 million. Of these, US$32 million were invested in the San Luis

Potosí ceramic tile plant, US$ 32 million in the new aluminum engine blocks and heads plant, US$11 million in the ductile iron foundry for autoparts.

Investment in Fixed Assets
(Million dollars)



98
99
00
01
02
0
20
40
60
80
100
120
140

LIQUIDITY AND FINANCIAL STRUCTURE

Grupo Industrial Saltillo has one of the strongest financial structures among publicly traded Mexican companies. The liquidity ratio as of December 31, 2002, improved to 2.78, from 2.66 for 2001 and 1.50 in 2000.

Financial Ratios	2002	2001	2000
Liquidity index	2.78	2.66	1.50
Debt to capitalization	0.35	0.30	0.33
Interest coverage	10.6x	7.7x	9.7x
Debt to EBITDA	1.91	1.37	1.39

Despite the 7% decline in EBITDA for 2002, interest coverage increased to 10.6x, from 7.7x for 2001. This improvement resulted from the decline in both the base rate and the average spread.

The increase in the debt to EBITDA ratio for 2002 reflected the decline in EBITDA and the increase in total debt. Despite the higher debt levels at December 31, 2002, the debt to capitalization ratio remained low at 0.35.

RELEVANT EVENTS

Dividends

In 2002, the Company paid a total of Ps.321 million in cash dividends, or Ps.1.10 per common share.

Joint Venture with NPL Technologies

During 2002, the Company sold a 51% controlling stake in Ditemsa S.A. de C.V., the foundry tooling business of its Metal and Automotive Division, to NPL Technologies, the largest pattern and toolmaker in the UK.

For 2002, Ditemsa's foundry tooling operations represented 1.2% and 1.6% of sales and EBITDA. NPL Technologies is transferring technology and know how and making investments in state of the art technology, all of which are expected to allow for higher growth.

Share Buyback Program

During 2002 the Company continued trading its stock as authorized by the Shareholder's meeting that had approved the creation of a Reserve for Acquisition of Own Stock. Such activities were undertaken within all applicable regulations.

These transactions were undertaken with the objective of stabilizing demand and avoiding volatile stock fluctuations.

At the close of the year, the number of shares held by the Company's treasury totaled 3,729,255 shares, or 1.3% of outstanding shares..

These operations are conducted with several brokerage houses, with each transaction duly reported to the Stock Exchange and other relevant authorities.



Estado de situación financiera comparativo
Del 31 de diciembre de 2002 a 1998
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)
2002
2001
2000
1999
ACTIVO
Circulante
3,476,340
2,981,303
Inversión en acciones de asociadas
Otros activos
Total Activo
9,503,116
8,415,351
PASIVO
Circulante
1,251,873
Largo plazo
Total Pasivo
4,525,416
3,645,119
CAPITAL CONTABLE
Capital mayoritario
4,661,609
Capital minoritario
316,091
Total pasivo y capital contable
9,503,116
Estado de resultados comparativo
Ejercicios terminados el 31 de diciembre de 2002 a 1998
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)
2002
Ventas netas
Costos y gastos de operación
Utilidad de operación
Resultado integral de financiamiento
Otros gastos (ingresos) neto
Utilidad antes de ISR y PTU
ISR y PTU



Independent Auditors' Report

(Translation from Spanish Language Original)

KPMG

To the Board of Directors and Stockholders of Grupo Industrial Saltillo, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements, changes in stockholders' equity and changes in financial position, for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of a subsidiary whose assets represent 2% of the consolidated total in 2002 were audited by other auditors, whose report was submitted to us, and our opinion regarding the amounts included with respect to this subsidiary is based exclusively on the report of such auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with accounting principles generally accepted in Mexico. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

KPMG Cárdenas Dosal, S.C.

Rafael Gómez Eng

Saltillo, Coahuila, Mexico
January 24, 2003

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

ASSETS	2002	2001
CURRENT:		
Cash and equivalents (includes $1,140,162 and $859,900 from temporary investments in 2002 and 2001, respectively)	$ 1,319,051	$ 932,778
Trades receivable (note 5)	1,268,482	1,280,553
Other accounts receivable (note 6)	221,056	104,038
Inventories (note 7)	638,679	651,016
Prepaid expenses	29,072	12,918
Total current assets	3,476,340	2,981,303
INVESTMENT IN ASSOCIATED COMPANY (note 8)	52,386	-
PROPERTY, MACHINERY AND EQUIPMENT (note 9)	5,226,020	4,691,811
DEFERRED EMPLOYEES' PROFIT SHARING (note 16)	6,045	-
OTHER ASSETS (note 10)	742,325	742,237
Total assets	$ 9,503,116	$ 8,415,351

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES	2002	2001
CURRENT:		
Bank loans	$ 36,048	$ 19,711
Current portion of long-term debt (note 11)	74,330	246,004
Derivative financial instruments (note 3)	47,643	-
Trades payable	483,820	366,044
Other accounts payable	483,858	331,498
Income tax (note 16)	108,987	138,270
Employee's profit sharing (note 16)	17,187	17,860
Total current liabilities	1,251,873	1,119,387
LONG TERM:		
Bank loans (note 11)	2,518,182	1,774,227
Long-term sundry creditors (note 12)	198,797	135,254
Deferred income tax (note 16)	484,065	602,154
Deferred employees' profit sharing (note 16)	-	4,723
Other long term liabilities	13,046	9,375
Total long term liabilities	3,214,090	2,525,733
Total liabilities	4,465,963	3,645,120
Negative Goodwill, net (note 2b)	59,453	-
STOCKHOLDERS' EQUITY (note 14)		
Majority capital:		
Contributed capital	2,127,819	2,101,429
Earned surplus	2,533,790	2,472,050
Total	4,661,609	4,573,479
Minority interest	316,091	196,752
Total stockholders' equity	4,977,700	4,770,231
Total liabilities and stockholders' equity	$ 9,503,116	$ 8,415,351

Isidro López del Bosque
Chairman

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Income Statements

Years ended December 31, 2002 and 2001
(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

	2002	2001
Net sales	$ 7,041,536	$ 7,131,298
Cost of sales	5,033,710	5,148,959
Operating expenses	1,126,921	1,008,297
Operating income	880,905	974,042
Comprehensive financing result:		
Interest income	(74,574)	(76,906)
Interest expense	129,729	192,422
Foreign exchange fluctuation	349,180	(88,322)
Derivative financial instruments (note 3)	47,643	-
Monetary position result	(57,191)	(23,856)
Comprehensive financing result, net	394,787	3,338
Other expenses, net (note 15)	97,264	194,159
Income before taxes, employees' profit sharing, equity in the results of operations and minority interest	388,854	776,545
Income tax (note 16)	149,778	265,018
Employee's profit sharing (note 16)	6,246	25,645
	156,024	290,663
Income before equity in the results of operations and minority interest	232,830	485,882
Equity in the results of operations	5,021	-
Consolidated net income	227,809	485,882
Minority interest	8,035	27,663
Net income of majority interest	$ 219,774	$ 458,219
Earning per share of majority interest (pesos) (note 18)	$ 0.78	$ 1.62

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

Years ended December 31, 2002 and 2001
(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

	2002	2001
Operating activities:		
Consolidated net income	$ 227,809	$ 485,882
Plus charges (less credits) that do not require the use of resources:		
Depreciation and amortization	497,636	510,017
Impairment of non-productive assets	71,427	163,958
Deferred income tax and employee's profit sharing	15,811	(103,689)
Derivative financial instruments valuation	47,643	-
Equity in results of operations	(5,021)	-
Loss on sale of subsidiary	5,356	-
Other items	(1,817)	(363)
Resources generated by the operation	858,844	1,055,805
Working capital:		
Trades receivable	(26,355)	(153,895)
Other accounts receivable and prepaid expenses	(133,172)	349,954
Inventories	(24,423)	99,505
Trades payable	148,452	(119,023)
Other accounts payable	82,510	(160,720)
Income tax and employee's profit sharing	(29,956)	83,395
Other items	-	(8,771)
Net resources generated by operating activities	875,900	1,146,250
Financing activities:		
Dividends paid	(321,294)	-
Bank loans	16,337	(587,288)
Current portion of short-term debt	(171,674)	22,713
Long-term bank loans	743,955	438,832
Long-term sundry creditors and other items	67,829	29,613
Minority interest	99,184	51,456
Capital increase	6,175	53,411
Resources generated by financing activities	440,512	8,737
Investing activities:		
Acquisition of property, machinery and equipment	(875,923)	(631,392)
Investment in shares of non-consolidated subsidiary	-	207,603
Acquisition and sale of subsidiaries, net	42,344	-
Acquisition of own shares	234	(305)
Other assets	(96,794)	(216,109)
Resources used in investing activities	(930,139)	(640,203)
Increase in cash and equivalents	386,273	514,784
Balance at beginning of the year	932,778	417,994
Balance at end of the year	$ 1,319,051	932,778

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO INDUSTRIAL SALTILLO, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

	Contributed Capital		
	Common stock	Additional paid-in capital	Gain on resale of own shares
BALANCES AS OF DECEMBER 31, 2000	$ 1,820,263	$ 117,188	$ 207,175
Acquisition of own shares (note 14)	(447)		(42,750)
Minority common stock increase			
Comprehensive result			
BALANCES AS OF DECEMBER 31, 2001	1,819,816	117,188	164,425
Dividends paid (note 14)			
Acquisition of own shares (note 14)	6,175		20,215
Minority common stock increase			
Comprehensive result			
BALANCES AS OF DECEMBER 31, 2002	$ 1,825,991	$ 117,188	$ 184,640

The accompanying notes are an integral part of these consolidated financial statements.

Earned Surplus						
Allowance for acquisition of own shares	Retained earnings	Accumulated effect of holding non-monetary assets	Cumulative deferred income tax effect	Majority interest	Minority interest	Total stockholders' equity
$ 105,903	$ 7,237,212	$(4,528,195)	$ (673,480)	$ 4,286,066	$ 130,095	$ 4,416,161
42,444				(753)		(753)
					51,456	51,456
	458,219	(170,053)		288,166	15,201	303,367
148,347	7,695,431	(4,698,248)	(673,480)	4,573,479	196,752	4,770,231
	(321,294)			(321,294)		(321,294)
(19,981)				6,409		6,409
					99,184	99,184
	219,774	183,241		403,015	20,155	423,170
$ 128,366	$ 7,593,911	$(4,515,007)	$ (673,480)	$ 4,661,609	$ 316,091	$ 4,977,700

Notes to the Consolidated Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

(1) BUSINESS ACTIVITY

Grupo Industrial Saltillo, S. A. de C. V. (GISSA and/or the Company) is a Mexican controlling company which is involved in three business sectors through subsidiary companies: (i) Metal mechanic, engaged mainly in manufacturing and selling foundry gray iron and aluminum melting products for the automotive industry; (ii) Building Products, engaged mainly in manufacturing and trading of ceramic tile, water heaters and bathroom fixtures; (iii) Home Products, engaged in manufacturing and trading enamel on steel kitchen items and ceramic tableware for home and institutional use.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and practices followed by the company in the preparation of the financial statements are described below:

a) Presentation and disclosure bases

The accompanying consolidated financial statements are prepared according to the accounting principles generally accepted in Mexico (MEXGAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in pesos of constant purchasing power of the most recent consolidated balance sheet presented.

The most significant National Consumer Price Indexes (NCPI) used for effects of recognizing inflation were:

	NCPI	Inflation %
December 31, 2002	102.9040	5.70%
December 31, 2001	97.3540	4.40%
December 31, 2000	93.2480	8.96%

For disclosure purposes in the notes to the financial statements, pesos or "$" it means Mexican pesos, and when referring to dollars, it means United States dollars, except where otherwise indicated.

b) Consolidation bases

The consolidated financial statements include the assets, liabilities and results of GISSA and of those subsidiaries of which the Company owns over 50% of common stock and/or over which it has control. All the balances and operations between companies of the group have been eliminated in the consolidation.

The Company's main subsidiaries are the following:

	% sharing
Metal Mechanic	
Servicios de Producción Saltillo, S. A. de C. V. and Subsidiaries (5):	100%
Manufacturas Cifunsa, S. A. de C. V.	100%
Cifunsa Diesel, S. A. de C. V.	100%
Ditemsa Moldes de Plástico, S. A. de C. V.	100%
Castech, S. A. de C. V (1)	50%
Techmatec, S. A. de C. V.	100%
Industria Automotriz Cifunsa, S. A. de C. V.	100%
Cifunsa del Bajío, S. A. de C. V.	100%
Building Products	
Manufacturas Vitromex, S. A. de C. V. and Subsidiaries (2)(4):	100%
Manufacturas Vitromex, S. A. de C. V. (6)	100%
Grupo Calorex, S. de R. L. de C. V.	100%
Calentadores Cinsa, S. A. de C. V.	100%
Fluida, S. A. de C. V.	100%
Éxito, S. A. de C. V.	100%
Home Products	
Comesco, S. A. de C. V. and Subsidiaries (3):	100%
Cinsa, S. A. de C. V.	100%
Porcelanizados Enasa, S. A. de C. V	100%
Cerámica Santa Anita, S. A. de C. V.	100%
Esvimex, S. A. de C. V.	100%
Other subsidiaries	
Asesoría y Servicios, GIS, S. A. de C. V.	100%
Administradora Brycosa, S. A. de C. V.	100%
Gis Holding Co., Inc.	100%

(1) Grupo Industrial Saltillo has the control of this company.

(2) On February 19, 2002, the merger of Pistones Industriales S. A. de C. V., Cerамérica S.A. de C. V. and Cerámica San Luis S. A. de C. V. became effective with third parties. Manufacturas Vitromex, S. A. de C. V. subsisted after such merger. This merger was approved on November 2001 at a General Extraordinary Meeting.

(3) At the May 2002 General Extraordinary Meeting, the stockholders agreed to merge Islo S. A. de C. V. into Comesco S. A. de C. V., subsisting Comesco as a merging entity. This merger became effective on September 26, 2002.

(4) On June 6, 2002, became effective the merger between Corporación de Abastecimientos, S.A. de C.V. and Manufacturas Vitromex, S.A. de C.V. subsisting Manufacturas Vitromex, S.A. de C.V. as a merging entity. This merger was approved in January 2002 at a General Extraordinary Meeting.

(5) In August 2002, 51% of capital of the subsidiary that manufactures foundry tools, Ditemsa S.A. de C. V., was sold to an European company. The effect of this transaction generated a loss of approximately 5 million pesos.

(6) In September 2002, Manufacturas Vitromex, S.A. de C. V. acquired Dekor Internacional, S.A. de C. V., assuming control thereof. This operation generated a Negative Goodwill of $59,453, net.

A condensed presentation of the main accounts of this company is shown below:

Current assets	$	6,029
Other assets		129,756
Total assets	$	135,785
Short-term liabilities	$	69,850
Stockholders' equity		65,935
Total liabilities and stockholders' equity	$	135,785

c) Conversion of financial statements of foreign subsidiary companies

The consolidated foreign subsidiary financial statements are converted into Mexican pesos according to Bulletin B-15, "Foreign Currency Transactions and Translation of Foreign Currency Financial Statements", issued by the Mexican Institute of Public Accountans.

The foreign operating assets and liabilities are converted at the exchange rate of the balance sheet date. The income statement items are converted at the weighted-average exchange rate of the reported period. The resulting differences are carried to results as part of the Comprehensive Financing Result.

d) Cash and equivalents

They are represented by cash in checking accounts and highly liquid instruments with maturities of three months or less. Increases and decreases generated by investments are carried to results of the year and included as part of CFR.

e) Inventories and cost of sales

Inventories are presented in the balance sheet at the lower of replacement cost and market value. The replacement cost is determined by the costs of the latest productions (finished products and in process) and by the cost of the latest purchase (raw material and other materials).

The cost of sales is expressed at replacement cost as of the date of the sales and updated to pesos at the end of the period.

f) Property, machinery and equipment

Domestic property, machinery and equipment are updated under the method of adjustment from general price level changes, using the NCPI published by the Banco de Mexico. Foreign machinery and equipment is updated using the inflation of the country of origin, which is then converted to Mexican pesos by using the market exchange rate as the date of the appraisal. Depreciation of property, machinery and equipment is calculated under the straight-line method, based on the useful lives of the assets. The average annual depreciation rates of the main groups of assets are as follows:

	Rates
Buildings	5%
Machinery and equipment	8%

g) Investment in shares of associated company

The investment in shares of the associated company where the Company owns 49% of common stock is valued under the equity method.

h) Other assets

Other assets include goodwill and are amortize over a period of 20 years. The pre-operating costs for the implementation and development of the EV-6 aluminum motor project are amortized under the straight-line method over a period of 7 years, after the plant's start-up operations. They also include development and implementation costs of a new resource-planning system, which is amortized with the straight line in a period of 7 years.

Other assets are presented at adjusted value using the NCPI net of the corresponding amortization.

i) Negative Goodwill

Negative Goodwill represents the excess book value of the shares over the purchase price of the subsidiary acquisition. It is amortized under the straight-line method over a period of 5 years.

j) Seniority premium and pension plan

According to the Federal Labor Law, there are obligations regarding severance pay and seniority premium, payable to employees who cease to render their services under certain circumstances.

The policy adopted is the following:

- Severance payments are charged to the results of the year in which they are made.
- An allowance is recorded for seniority premiums.

In addition, the Company has a pension and retirement plan established for its non-unionized personnel, in favor of which it has set up an irrevocable trust fund.

The cost and allowance of the seniority premium and the pension plan was determined based on calculations prepared by independent actuaries.

k) Income Tax (IT), Business Assets Tax (BAT) and Employee's Profit Sharing (EPS)

The IT is accounted for under the asset and liability method wich compares the book a tax values. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred EPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

l) Restatement of common stock and other stockholders' equity accounts

Common stock, allowance for the acquisition of own shares, paid-in capital, premium on reallocation of own shares and retained earnings have been adjusted by using NCPI factors from the dates the amounts were contributed or generated, until end of year. The amounts thus obtained represents the reserve required to maintain the values of the stockholders' investments constant and are presented together with historical values.

m) Accumulated result of holding non-monetary assets

Represents the difference between the specific price-level of non-monetary assets and the values determined using NCPI factors, increased or reduced by the related deferred tax effects.

n) Comprehensive result

The comprehensive result represents the net income or loss of the period, plus the effect in such period of those items reported directly in stockholders' equity, not constituting capital contributions, reductions or distributions.

o) Cumulative deferred income tax effect

The represents the effect of recognizing the cumulative deferred taxes as of the date the related Bulletin was adopted.

p) Comprehensive financing result (CFR)

The CFR includes interest income and expense, foreign exchange gains and losses, valuation effects of derivative financial instruments and monetary position gains and losses.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of month by inflation factors, including deferred taxes, through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

q) Revenue recognition

Revenue from the sale of goods is recognized upon delivery of the products to the customers. The Company provides for sales commissions, returns and discounts at the time the related revenue is recognized. These provisions are included in selling expenses or deducted from sales, as applicable.

r) Business and credit concentrations

Of the Company's consolidated total income corresponding to 2002 and 2001, 22% and 26% respectively were concentrated mainly on 2 customers of the metal-mechanic division. The Company provides for necessary allowances for doubtful accounts based on analyses and estimates made by management.

s) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

t) Impairment of property, plant and equipment and other non-current assets

The Company evaluates periodically the adjusted values of property, plant and equipment and other non-current assets, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future revenues expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

u) Financial instruments

To reduce the risks resulting from changes in prices of commodities, such as Natural Gas and Copper, based on the demand and supply of the main international markets, the Company uses hedging contracts Commodity SWAPS. Changes in the fair value of derivative financial instruments and those established as fixed in these contracts are recognized on an accrued basis as part of the CFR. The fair value of the instrument in liabilities or assets, as applicable, is recognized. At closing of each month, the fair value is adjusted and therefore the value of liabilities or assets. These adjustments have a balancing item in the derivative financial instrument account, which is part of the CFR.

The estimated fair value represents the amount for which a financial asset can be exchanged or a financial liability can be settled between interested and willing parties, in a free trade transaction. When there is a reference market, the fair value corresponds to the value determined by such market, or else, it can be determined by using the net present value of projected flows or the valuation through certain mathematical models.

The Company uses derivative financial instruments exclusively for hedging purposes, studying the historical volumes, future needs or commitments acquired, avoiding their use for speculation purposes. The Company has an investment and risk committee that continually analyzes the Company's risk regarding price, credit and liquidity.

v) Use of estimates

The preparation of consolidated financial statements in conformity with MEXGAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

w) Reclassifications

The consolidated financial statements as of December 31, 2001 include certain reclassifications to conform their presentation to that of 2002.

(3) DERIVATIVE FINANCIAL INSTRUMENTS

a) Commodity SWAPS

Some of the GISSA subsidiaries engaged in manufacturing products, use indirect raw materials such as Natural Gas and Copper (Commodities), whose prices are based on the supply and demand parameters of the main international markets.

To reduce fluctuation risk in the international prices of Commodities, the Company and some of the subsidiaries selectively use "Commodity SWAPS" (SWAPS). To contract these instruments, the Company establishes notional volumes to be expended and sets a price for each raw material with the counterparty, which allows to hedge the risk of the increases and decreases in the price of the commodity for up to the theoretical volumes set in these contracts.

During 2002, one of the company's subsidiaries used copper SWAP agreements, which generated non-material realized losses. As of December 31, 2002, one of the subsidiaries has a SWAP agreement hedging 40 metric tons of Copper that expire on December 31, 2004. The assets and liabilities derived from this operation represent the right to collect or obligation to pay the cash flows from the prices set in these agreements for hedging the raw materials mentioned. As of December 31, 2002, there is a net asset position of little significance, representing the right to collection of the operations described above.

Furthermore, during 2002, another subsidiary used Natural Gas SWAP agreements, which generated realized earnings for $5,328 dollars. As of December 31, 2002, this subsidiary has signed contracts hedging 500,000 thousand BTU's of Natural Gas, with joint expiration on December 31, 2003. The assets and liabilities derived from this operation represent the right to collect or obligation to pay the cash flows from the changes in prices set in these agreements for hedging the raw materials mentioned. As of December 31, 2002, there is a net liability position of $4,553 dollars, representing the payment obligations of the operations described above.

(4) FOREIGN CURRENCY POSITION AND EXCHANGE RATE

The equivalent in dollars of foreign currency assets and liabilities as of December 31, 2002 and 2001, is as follows:

Dollars	2002	2001
Current assets	63,124	68,839
Less:		
Current liabilities	40,749	53,089
Long-term liabilities	259,675	197,602
Excess liabilities over assets in foreign currency	237,300	181,852

The U.S. dollar exchange rates as of December 31, 2002 and 2001 were $10.46 and $9.14, respectively. As of the auditors' report date, it was $ 10.77.

Furthermore, as of December 2002 and 2001, the Company and its subsidiaries had the following foreign currency non-monetary assets position, or assets whose replacement cost can be determined only in foreign currencies:

Dollars		
	2002	2001
Inventories	22,252	21,640
Machinery and equipment	399,845	326,304
	422,097	347,944

The foreign currency transactions, excluding imports and exports of machinery and equipment, for the years ended December 31, 2002 and 2001 are summarized below:

Dollars		
	2002	2001
Sales	253,078	268,741
Purchases	(93,301)	(86,525)
Technical assistance	(2,242)	(2,543)
Interests	(12,131)	(23,022)
Others	(4,849)	(10,478)
	140,555	146,173

Foreign currency sales include those made in Mexican territory in U.S. dollars payable in domestic currency at the exchange rate of the collection date and amount approximately in dollars to $119,200 in 2002 and to $165,770 in 2001.

A condensed and combined presentation of the balance sheets of the foreign subsidiaries as of December 31, 2002 and 2001 is shown below.

Dollars		
	2002	2001
Current assets	17,514	20,043
Net fixed assets	423	484
Other assets	6,274	7,181
Total assets	24,211	27,708
Short-term liabilities	10,833	12,397
Stockholders' equity	13,378	15,311
Total liabilities and stockholders' equity	24,211	27,708

(5) TRADES RECEIVABLE

The trades receivable balance is decreased by the allowance for doubtful accounts of $37,221 in 2002 and $28,518 in 2001.

(6) OTHER ACCOUNTS RECEIVABLE

As of December 31, 2002 and 2001, other accounts receivable are integrated as follows:

	2002	2001
Accounts receivable from non-commercial activities	$ 53,519	$ 27,330
Refundable value added tax	44,337	76,708
Refundable income tax	123,200	-
	$ 221,056	$ 104,038

(7) INVENTORIES

As of December 31, 2002 and 2001, inventories are integrated as follows:

	2002	2001
Raw material	$ 319,244	$ 319,598
Work in process	27,133	74,404
Finished goods	271,276	278,292
Others	30,689	2,652
	648,342	674,946
Less: Allowance for obsolescence	9,663	23,930
	$ 638,679	$ 651,016

(8) INVESTMENT IN ASSOCIATED COMPANY

The investment in associated company is valued under the equity method, considering the results and equity of the issuing companies. The balance of this account is integrated as follows:

	2002
Contribution or book value on the purchase date	$ 55,688
Equity in subsequent changes in the stockholders' equity of associated companies	(3,302)
	$ 52,386

A condensed presentation of certain financial information of the balance sheet and income statement as of December 31, 2002 of the company of the investment is shown below:

	Ditemsa S.A. de C. V.
Current assets	$ 34,031
Property, machinery and equipment	77,174
Other assets	14,087
Total assets	$ 125,292
Current liabilities	$ 18,742
Long-term liabilities	632
Stockholders' equity	105,918
Total liabilities and stockholders' equity	$ 125,292
Net sales	$ 86,203
Operating income	(10,524)
Net loss	$ (6,379)

(9) PROPERTY, MACHINERY AND EQUIPMENT

As of December 31, 2002 and 2001, the investment in property, machinery and equipment are analyzed as follows:

	2002	2001
Land	$ 463,101	$ 422,127
Buildings	1,845,983	1,881,009
Machinery and equipment	6,600,719	5,772,512
Transportation vehicle	118,466	159,042
Furniture and fixtures	123,564	123,837
Computer equipment	196,503	200,973
Investment in process	687,784	519,871
Guarantee deposits	23,479	-
	10,059,599	9,079,371
Less: accumulated depreciation	4,833,579	4,387,560
	$ 5,226,020	$ 4,691,811

As of December 31, 2002, the investments in process account is integrated mainly by the EV-6 project to manufacture blocks and aluminum heads whose investment in process was $565,903. It is estimated that this project will begin operations in the first half of 2003.

Likewise, it includes the investment of the auto parts project that amounted to $88,160 as of December 31, 2002. The start up of this project is estimated for the second half of 2003.

(10) OTHER ASSETS

As of December 31, 2002 and 2001, the other assets account is analyzed as follows:

	2002	2001
Goodwill, net	$ 357,684	$ 421,653
Intangible asset from labor obligations (note 13)	10,188	12,192
Net assets from labor obligations (note 13)	65,206	61,602
Trademarks and patents, net	90,698	98,391
Others, net	218,549	148,399
	$ 742,325	$ 742,237

The figure of others is comprised mainly by capitalized expenses corresponding to the development of EV-6 project to manufacture blocks and aluminum heads in the Metal-Mechanic division, and by the expenses carryforward of the development and installation of the new resource planning system.

(11) LONG-TERM BANK LOANS

As of December 31, 2002 and 2001, bank loans are integrated as follows:

	2002	2001
Syndicated credit agreement with several banks with a balance outstanding of 130 U.S. million dollars, payable in five years, beginning in 2002 and until 2007 with a 2.5-year grace period in principal. The current rate is Libor plus 1.375 percentage points and will remain so until March 2005; from that moment and until March 2006, Libor plus 1.625 percent points; from March 2006 and until the end of the credit life in March 2007 the rate will be Libor plus 1.75 percentage points. The administrative agent is Bank Boston, N.A. The credit is guaranteed by some subsidiaries.	$ 1,360,190	$ -
Syndicated credit agreement with several banks with a balance outstanding of $85 U.S. million dollars payable in five years, beginning in 2001 and until 2006 with a three-year grace period in principal. The current rate is Libor plus 1.125 percentage points and will remain so until April 2003; from that moment and until April 2004, Libor plus 1.250 percentage points; from April 2004 until April 2005, Libor plus 1.375 percentage points; from April 2005 and until the end of the credit life in April 2006, the rate will be Libor plus 1.625. The administrative agent is BBVA-Bancomer, S.A. The credit is guaranteed by some subsidiaries.	889,355	821,390
Other credit agreement with several banks, which was prepaid on January 2002. The credit was collateralized with some accounts receivable and guaranteed by some of the subsidiaries.	-	795,810
Other long-term credit agreements with a balance outstanding of 32.8 million U.S. dollars, maturing on 2008.	342,967	403,031
Total	2,592,512	2,020,231
Less: Current portion of long-term debt	74,330	246,004
Net	$ 2,518,182	$ 1,774,227

The long-term bank loan installments beginning in 2004 are as follows:

Year	Dollars
2004	28,712
2005	100,843
2006	79,083
2007	31,307
2008	724

Some of the credit agreements mentioned above establish to GISSA and subsidiaries some limitations for the payment of dividends, restrictions on certain financial ratios and investments, which have been fulfilled.

(12) LONG-TERM SUNDRY CREDITORS

As of December 31, 2002, there is a long-term debt for $20.5 million U.S. dollars, agreed by a subsidiary with Hydro Aluminium Deutschland, GmbH, a stockholder of such subsidiary, of which 4.5 million dollars accrue interest at Libor rate plus 1.7 percentage points and is payable in 2005 and 16 million dollars that accrue interest at Libor plus 2.15 percent points and is payable in 2006.

Installments of this long-term debt, beginning in 2004 are as follows:

Year	Dollars
2004	6,833
2005	6,833
2006	5,334

(13) SENIORITY PREMIUM AND PENSION PLAN

The relevant information of the actuarial calculation of the seniority premium and pension plan as of December 31, 2002, is the following:

	Seniority premium	Pension plan
Current benefit obligations	$ 43,193	$ 221,852
Projected benefit obligations	45,352	245,299
Plan assets	-	(298,654)
Non-amortized past services and plan modifications	(10,845)	79,776
Non-amortized variances in assumptions and experience adjustments	(8,051)	(138,019)
	26,456	(111,598)
Additional liabilities	17,184	2,752
	$ 43,640	$(108,846)
Non-amortized transition liabilities (assets)	10,845	(79,776)
Net cost (income) of the period	7,744	(10,523)
Amortization period of carryforward items	10 years	19 years

The net cost (income) of the period is integrated as follows:

	Seniority premium	Pension plan
Labor cost	$ 3,870	$ 8,522
Financial cost	1,833	(6,323)
Amortization of transition obligation	2,041	(12,722)
	$ 7,744	$ (10,523)

The most important assumptions used in determining the net cost (income) of the period of labor obligations are the following:

Discount rate to reflect the present value of obligations	4.0%
Increment rate in the levels of future wages	1.0%

(14) STOCKHOLDERS' EQUITY

a) Stockholders' equity movements

At an Ordinary Annual General Meeting in April 2002, the stockholders agreed to distribute dividends in two installments, the first one of $249,465 ($240,561 nominal) and the second of $71,829 ($70,944 nominal), both from earnings of previous periods. The dividend per share paid was $0.85 and $0.25 pesos, respectively.

Likewise in April 2002, at a General Extraordinary Meeting, the stockholders approved the increase of minimum fixed common stock to $50,000 through the capitalization of a portion of the common stock update account. Besides, common stock increased by $ 6,175 and decreased by $ 447, in 2001 and 2000 respectively, corresponding to the acquisition and temporary placement of own shares.

b) Capital social

After the activities previously mentioned, common stock is represented by 287,277 thousand common nominative shares, without par value. Fixed common stock is $50,000 (nominal value) and the variable capital stock is $133 (nominal value); common stock includes $778 (nominal value) in capitalized earnings. As part of the contributed capital, are included $13,803 (nominal value), which corresponding to additional paid-in capital.

The restated stockholder contributions as provided for by the tax law may be refunded to stockholders tax-free. Any refund in excess of tax amounts will be subject to payments of tax according to the income tax law.

c) Retained earnings

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. This reserve is not susceptible to distribution to stockholders during the existence of the company, except as dividends in shares. The statutory reserve as of December 31, 2002 amounts to $365,198.

Earnings of the subsidiaries recognized under the equity method cannot be distributed to the stockholders, until the holding company receives them as dividends.

Earnings distributed as dividends in excess of taxable income, will be subject to payment of tax according to the Income Tax Law establishes, therefore, if applicable, only 66% could be distributed to the stockholders.

(15) OTHER EXPENSES (INCOME), NET

During 2002 and 2001, some of the company's subsidiaries started a restructuring and reorganization program for each one of the Gasoline, Ceramic Tiles, Pipe Fittings, Brush and Foundry Tooling Business in order to increase productivity and the use of fixed assets.

Because of these programs, the transactions arose that are not a part of the normal course of operations and their effects are represented in other expenses, net in the statements of income of the years ended December 31, 2002 and 2001.

The effects are integrated as follows:

	2002	2001
Impairment of non-productive assets	$ 71,427	$ 163,958
Personnel settlements	30,530	20,082
Others	20,410	10,119
Refunds of compensatory fees from dumping	(25,103)	-
	$ 97,264	$ 194,159

(16) INCOME TAX (ISR) BUSINESS ASSETS TAX (BAT) AND EMPLOYEES' PROFIT SHARING (EPS)

According to the tax law in force, companies must pay the greatest of IT and BAT. Both taxes recognize the effects of inflation, although differently from the generally accepted accounting principles. EPS is calculated on practically the same basis as IT, but without recognizing the effects of inflation.

BAT Law establishes a 1.8% tax on assets, updated in the case of inventories, property, machinery and equipment and deducted some liabilities.

The Company and subsidiaries calculate IT and BAT on a consolidated manner. Therefore, the amounts presented in the accompanying consolidated financial statements are the consolidated result for these taxes. The amount presented for EPS represents the sum of the individual results of each company.

The attributable tax expenses were $ 156,024 and $ 290,663 for the years ended December 31, 2002 and 2001, respectively and are distributed as follows:

	IT		EPS	
	2002	2001	2002	2001
IT and ESPS expense:				
Current	$197,831	$377,156	$ 17,322	$ 17,195
Deferred	(48,053)	(112,138)	(11,076)	8,450
Total IT and ESPS expense	$149,778	$265,018	$ 6,246	$ 25,645

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2002 and 2001 are listed below:

	2002	2001
Deferred assets:		
Accumulated expenses payable	$ 124,343	$ 107,218
Tax losses carryforward	195,789	85,800
Others	56,568	27,952
Total deferred assets	376,700	220,970
Deferred liabilities:		
Inventories	214,237	192,929
Fixed assets	582,631	572,370
Others	147,778	134,266
Total deferred liabilities	944,646	899,565
Subtotal deferred income tax		
Tax liabilities	567,946	678,595
Refundable business asset tax	83,881	76,441
Total deferred income tax liabilities	$ 484,065	$ 602,154

The deferred IT rollforward for the year ended December 31, 2002 is presented below:

	2002	2001
Beginning deferred IT balance	$ 602,154	$ 767,099
IT effect on:		
Results	(48,053)	(112,138)
Stockholders' equity	60,830	(52,807)
Effect from purchase of subsidiary	(127,599)	-
Effect from sale of subsidiary	4,173	-
BAT of the year	(7,440)	-
Deferred income tax as of December 31, 2002	$ 484,065	$ 602,154

A new Income Tax Law was enacted on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003, so that the rate be 32% in 2005.

(17) SEGMENT INFORMATION

Three divisions integrate the company: Metal Mechanic, Building Products and Home Products. The relevant information of the division is the following:

December 2002

	Metal Mechanic	Building Products	Home Products	Elimination	Consolidated
Outside revenues	$2,599,350	3,487,227	954,959	-	7,041,536
Intersegment revenues	$ 68,986	-	-	(68,986)	-
Operating income	$ 226,736	571,038	83,131	-	880,905
Net income	$ 10,321	166,362	43,091	-	219,774
Total assets	$4,743,991	5,052,133	1,477,793	(1,770,801)	9,503,116
Total liabilities	$2,731,327	3,073,313	491,577	(1,770,801)	4,525,416
Depreciation and amortization	$ 243,183	193,550	60,903	-	497,636
Impairment of non-productive assets	$ 26,695	44,732	-	-	71,427

December 2001

	Metal Mechanic	Building Products	Home Products	Elimination	Consolidated
Outside revenues	$2,622,521	3,524,816	983,961	-	7,131,298
Intersegment revenues	$ 134,683	-	-	(134,683)	-
Operating income	$ 238,882	626,289	108,871	-	974,042
Net income	$ 112,042	271,130	75,047	-	458,219
Total assets	$4,748,044	4,971,071	1,440,691	(2,744,455)	8,415,351
Total liabilities	$2,903,579	3,044,160	612,003	(2,914,623)	3,645,119
Depreciation and amortization	$ 254,437	198,832	56,748	-	510,017
Impairment of non-productive assets	$ 46,091	117,867	-	-	163,958

Geographical Sales per Division:

	December 2002			
	Metal Mechanic	Building Products	Home Products	Consolidated
Domestic	$ -	3,068,760	878,562	3,947,322
Export	2,599,350	418,467	76,397	3,094,214
Total	$ 2,599,350	3,487,227	954,959	7,041,536

	December 2001			
	Metal Mechanic	Building Products	Home Products	Consolidated
Domestic	$ -	3,155,586	892,374	4,047,960
Export	2,622,521	369,230	91,587	3,083,338
Total	$ 2,622,521	3,524,816	983,961	7,131,298

(18) EARNINGS PER SHARE

Basic earning per share is calculated by dividing the majority net income by the average number of common shares in circulation during the year.

The weighted average number of shares for the calculations were 283,285 and 282,590 (thousand shares) in 2002 and 2001, respectively.

(19) CONTINGENCIES AND COMMITMENTS

a) The company has a first-hand sales agreement from using Gas Natural. This agreement in force was set with Pemex Gas and Petroquímica Básica and allows the company to purchase the product at 4USD/MMbtu until December 31, 2003. The daily use contracted is 4,138 Gcal/day.

b) There is a contingent liability from the labor obligations mentioned in note 2(j).

c) The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

(20) NEW ACCOUNTING PRONOUNCEMENTS

(a) Liabilities, accruals, contingent assets and liabilities, and commitments - In December 2001, the Mexican Institute of Public Accountants issued the new Bulletin C-9, "Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments". New Bulletin C-9, effective for fiscal years beginning after December 31, 2002, supersedes former Bulletins C-9,

"Liabilities," and C-12, "Contingencies and Commitments". New Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and accounting for the early settlement of liabilities and convertible debt. Additionally, new Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations.

(b) Intangible assets -

In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, "Intangible Assets," effective for fiscal years beginning after December 31, 2002. New Bulletin C-8 supersedes former Bulletin C-8, "Intangibles," and establishes that qualifying project development costs be capitalized as intangible assets if the criteria for intangible asset recognition are met. The principal criteria are that these costs be identifiable, that there is reasonable certainty that these costs will generate future benefits to the Company, and that the Company has control over such benefits. Other costs, not meeting the new criteria and incurred after the effective date of new Bulletin C-8, should be recognized as expense when incurred. Pre-operating expenses previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations. Development costs incurred in a pre-operating stage may be capitalized after meeting certain conditions under new Bulletin C-8.

The Company estimates that the adoption of the new Bulletins C-8 and C-9 will not have a material effect on its financial statements or results of operations.

These notes are an integral part of the consolidated financial statements.

Comparative Statement of Financial Position

December 31, 1998 to 2002
(Thousands of Mexican pesos of purchasing power as of December 31, 2002)

	2002	2001	2000	1999	1998
ASSETS					
Current	3,476,340	2,981,303	2,795,353	2,900,600	2,596,010
Fixed	5,226,020	4,691,811	4,772,494	4,737,234	5,254,405
Investment in shares of non-consolidated subsidiary	52,386	0	207,601	0	0
Other	748,370	742,237	675,266	121,415	157,579
Total Assets	9,503,116	8,415,351	8,450,714	7,759,248	8,007,994
LIABILITIES					
Short term	1,251,873	1,119,386	1,868,546	1,007,566	1,112,430
Long term	3,273,543	2,525,733	2,166,039	1,653,376	1,845,667
Total Liabilities	4,525,416	3,645,119	4,034,585	2,660,941	2,958,098
STOCKHOLDERS' EQUITY					
Majority	4,661,609	4,573,479	4,286,036	4,978,208	4,928,231
Minority	316,091	196,752	130,094	120,099	121,665
Total Liabilities & Stockholders' Equity	9,503,116	8,415,351	8,450,714	7,759,248	8,007,994

Comparative Income Statement

For the years ended December 31, 1998 to 2002
(Thousands of Mexican pesos of purchasing power as of December 31, 2002)

	2002	2001	2000	1999	1998
Net Sales	7,041,536	7,131,298	8,023,136	7,886,019	7,696,626
Costs & expenses	6,160,631	6,157,255	6,955,440	6,271,463	6,150,149
Operating income	880,905	974,042	1,067,696	1,614,555	1,546,478
Comprehensive financing result, net	394,787	3,338	58,384	(139,834)	118,386
Other expenses (income), net	97,264	194,159	6,782	(2,444)	(38,794)
Income before taxes, employees' statutory profit sharing, sharing in the results of non-consolidated subsidiary & minority interest	388,854	776,545	1,002,530	1,756,834	1,466,886
Income tax & employees' statutory profit sharing	156,024	290,663	329,564	639,935	481,723
Income before sharing in the results of non-consolidated subsidiary and minority interest	232,830	485,882	672,966	1,116,899	985,163
Sharing in the results of non-consolidated subsidiary	(5,021)	0	2,604	0	0
Minority interest	8,035	27,663	17,126	5,329	(8,925)
Net income of majority interest	219,774	458,219	658,444	1,111,570	994,088

Shareholder Information

INVESTOR RELATIONS
Hector Zamorano
Treasury and Corporate Finance Director
Grupo Industrial Saltillo
Tel. 52 (844) 411 10 41
Fax 52 (844) 411 10 34
e-mail: zamorano@gis.com.mx

INVESTOR RELATIONS IN THE U.S.
Susan Borinelli
Breakstone & Ruth International
Tel. (646) 536 70 18
Fax (646) 536 71 00
e-mail: sborinelli@breakstoneruth.com

LEGAL ISSUES
Manuel Isidro Fernandez
General Counsel
Grupo Industrial Saltillo
Tel. 52 (844) 411 60 92
Fax 52 (844) 415 49 96
e-mail: mifernandez@gis.com.mx

MEDIA RELATIONS
Jorge E. Verastegui Saucedo
Public Relations Director
Grupo Industrial Saltillo
Tel. 52 (844) 411 10 80
Fax 52 (844) 411 10 83
e-mail: jveraste@gis.com.mx

Graphic Design and Production: Moctezuma Comunicación Integral +52 (81) 83 44 94 88/ Photography: Lubbert Fotógrafos +52 (81) 80 40 79 77

GRUPO INDUSTRIAL SALTILLO

www.gis.com.mx